SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of September  30, 2025 and Comparative Information (Unaudited) (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of September 30, 2025 and Comparative Information (Unaudited) (AR$).

Item 1

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection and Customs Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Subsidiary Argentina LNG S.A.U.
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Subsidiary Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTAMERICA	Associate OTAMERICA Ebytem S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	Subsidiary SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Subsidiary Sur Inversiones Energéticas S.A.U.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Subsidiary Vaca Muerta Inversiones S.A.U.
VMOS	Associate VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 49 beginning on January 1, 2025.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARIN

President

3
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Amounts expressed in millions of United States dollars)

	Notes	September 30, 2025	December 31, 2024
ASSETS
Non-current assets
Intangible assets	8	1,056	491
Property, plant and equipment	9	19,627	18,736
Right-of-use assets	10	588	743
Investments in associates and joint ventures	11	1,917	1,960
Deferred income tax assets, net	19	4	330
Other receivables	14	774	337
Trade receivables	15	1	1

Total non-current assets		23,967	22,598

Current assets
Assets held for sale	12	489	1,537
Inventories	13	1,529	1,546
Contract assets	26	7	30
Other receivables	14	671	552
Trade receivables	15	1,890	1,620
Investments in financial assets	16	217	390
Cash and cash equivalents	17	799	1,118

Total current assets		5,602	6,793

TOTAL ASSETS		29,569	29,391

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,506	4,506
Retained earnings		6,906	7,146

Shareholders’ equity attributable to shareholders of the parent company		11,412	11,652

Non-controlling interest		222	218

TOTAL SHAREHOLDERS’ EQUITY		11,634	11,870

LIABILITIES
Non-current liabilities
Provisions	18	1,123	1,084
Contract liabilities	26	166	114
Deferred income tax liabilities, net	19	389	90
Income tax liability		1	2
Salaries and social security	21	26	34
Lease liabilities	22	314	406
Loans	23	7,958	7,035
Other liabilities	24	452	74
Accounts payable	25	6	6

Total non-current liabilities		10,435	8,845

Current liabilities
Liabilities directly associated with assets held for sale	12	914	2,136
Provisions	18	132	116
Contract liabilities	26	117	73
Income tax liability		20	126
Taxes payable	20	248	247
Salaries and social security	21	326	412
Lease liabilities	22	311	370
Loans	23	2,653	1,907
Other liabilities	24	372	410
Accounts payable	25	2,407	2,879

Total current liabilities		7,500	8,676

TOTAL LIABILITIES		17,935	17,521

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		29,569	29,391

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

4
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

		For the nine-month periods ended September 30,		For the three-month periods ended September 30,
Net income	Notes	2025	2024	2025	2024
Revenues	26	13,892	14,542	4,643	5,297
Costs	27	(10,116)	(10,154)	(3,319)	(3,678)

Gross profit		3,776	4,388	1,324	1,619

Selling expenses	28	(1,558)	(1,596)	(495)	(552)
Administrative expenses	28	(601)	(575)	(207)	(224)
Exploration expenses	28	(68)	(131)	(17)	(20)
Reversal / (Impairment) of property, plant and equipment and inventories write-down	9-27	4	(26)	(5)	(21)
Other net operating results	29	(397)	(50)	(48)	(48)

Operating profit		1,156	2,010	552	754

Income from equity interests in associates and joint ventures	11	107	263	32	107

Financial income	30	72	87	28	19
Financial costs	30	(821)	(911)	(257)	(267)
Other financial results	30	3	71	(16)	38

Net financial results	30	(746)	(753)	(245)	(210)

Net profit before income tax		517	1,520	339	651

Income tax	19	(667)	1,157	(537)	834

Net (loss) / profit for the period		(150)	2,677	(198)	1,485

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(221)	(78)	(99)	(22)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		135	485	12	69

Other comprehensive income for the period		(86)	407	(87)	47

Total comprehensive income for the period		(236)	3,084	(285)	1,532

Net (loss) / profit for the period attributable to:
Shareholders of the parent company		(172)	2,638	(206)	1,470
Non-controlling interest		22	39	8	15
Other comprehensive income for the period attributable to:
Shareholders of the parent company		(68)	339	(71)	40
Non-controlling interest		(18)	68	(16)	7
Total comprehensive income for the period attributable to:
Shareholders of the parent company		(240)	2,977	(277)	1,510
Non-controlling interest		4	107	(8)	22
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	(0.44)	6.73	(0.53)	3.75

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

5
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts expressed in millions of United States dollars)

	For the nine-month period ended September 30, 2025
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,922	11	3	(28)	(42)	640	4,506
Accrual of share-based benefit plans (3)	-	-	9	-	-	-	9
Settlement of share-based benefit plans	6	(6)	(10)	3	(2)	-	(9)
Release of reserves (5)	-	-	-	-	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net (loss) / profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,928	5	2	(25)	(44)	640	4,506

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	4,236	36	(331)		2,418	11,652	218	11,870
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	9	-	9
Settlement of share-based benefit plans	-	-	-	-	-		-	(9)	-	(9)
Release of reserves (5)	-	-	(4,236)	(36)	-		4,272	-	-	-
Appropriation to reserves (5)	-	-	6,587	33	-		(6,620)	-	-	-
Other comprehensive income	-	-	-	-	(68)		-	(68)	(18)	(86)
Net (loss) / profit for the period	-	-	-	-	-		(172)	(172)	22	(150)

Balance at the end of the period	787	-	6,587	33	(399)	(1)	(102)	11,412	222	11,634

(1)

Includes (2,197) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,798 corresponding to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 69 and 70 restricted to the distribution of retained earnings as of September 30, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 30, 2025.

.

HORACIO DANIEL MARÍN

President

6
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (cont.)

(Amounts expressed in millions of United States dollars)

	For the nine-month period ended September 30, 2024
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	14	1	(30)	(40)	640	4,504
Accrual of share-based benefit plans (3)	-	-	5	-	-	-	5
Settlement of share-based benefit plans	3	(3)	(5)	2	(2)	-	(5)
Release of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,922	11	1	(28)	(42)	640	4,504

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	226	5,325	35	(684)		(1,244)	8,949	102	9,051
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	5	-	5
Settlement of share-based benefit plans	-	-	-	-	-		-	(5)	-	(5)
Release of reserves and absorption of accumulated losses (5)	-	(226)	(5,325)	(35)	-		5,586	-	-	-
Appropriation to reserves (5)	-	-	4,236	36	-		(4,272)	-	-	-
Other comprehensive income	-	-	-	-	339		-	339	68	407
Net profit for the period	-	-	-	-	-		2,638	2,638	39	2,677

Balance at the end of the period	787	-	4,236	36	(345)	(1)	2,708	11,926	209	12,135

(1)

Includes (1,951) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,606 corresponding to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 70 restricted to the distribution of retained earnings as of September 30, 2024 and December 31, 2023, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 26, 2024.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

7
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (Amounts expressed in millions of United States dollars)

	For the nine-month periods ended September 30,
	2025	2024
Cash flows from operating activities
Net (loss) / profit	(150)	2,677
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(107)	(263)
Depreciation of property, plant and equipment	2,172	1,732
Amortization of intangible assets	44	31
Depreciation of right-of-use assets	214	201
Retirement of property, plant and equipment and intangible assets and consumption of materials	337	388
Charge on income tax	667	(1,157)
Net increase in provisions	596	522
(Reversal) / Impairment of property, plant and equipment and inventories write-down	(4)	26
Effect of changes in exchange rates, interest and others	726	583
Share-based benefit plans	9	5
Result from sale of assets	(216)	-
Result from changes in fair value of assets held for sale	240	-
Result from revaluation of companies	(45)	-
Changes in assets and liabilities:
Trade receivables	(535)	(1,087)
Other receivables	(269)	(368)
Inventories	9	(30)
Accounts payable	(156)	714
Taxes payable	30	130
Salaries and social security	(57)	180
Other liabilities	(305)	(49)
Decrease in provisions due to payment/use	(134)	(119)
Contract assets	15	(30)
Contract liabilities	71	8
Dividends received	186	137
Proceeds from collection of profit loss insurance	5	-
Income tax payments	(122)	(25)

Net cash flows from operating activities (1) (2)	3,221	4,206

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(3,657)	(4,019)
Additions of assets held for sale	(45)	(176)
Contributions and acquisitions of interests in associates and joint ventures	(82)	-
Acquisitions from business combinations net of cash and cash equivalents	(750)	-
Proceeds from sales of financial assets	210	205
Payments from purchase of financial assets	(61)	(222)
Interests received from financial assets	4	34
Proceeds from concessions, assignment agreements and sale of assets	78	67

Net cash flows used in investing activities	(4,303)	(4,111)

Financing activities: (3)
Payments of loans	(1,875)	(1,994)
Payments of interests	(538)	(601)
Proceeds from loans	3,592	2,652
Account overdrafts, net	-	(48)
Payments of leases	(306)	(298)
Payments of interests in relation to income tax	(2)	(3)

Net cash flows from / (used in) financing activities	871	(292)

Effect of changes in exchange rates on cash and cash equivalents	(108)	(49)

Decrease in cash and cash equivalents	(319)	(246)

Cash and cash equivalents at the beginning of the fiscal year	1,118	1,123
Cash and cash equivalents at the end of the period	799	877

Decrease in cash and cash equivalents	(319)	(246)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 52 and 109 for the nine-month periods ended September 30, 2025 and 2024, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2025	2024
Unpaid acquisitions of property, plant and equipment and intangible assets	566	424
Unpaid additions of assets held for sale	1	24
Additions of right-of-use assets	168	164
Capitalization of depreciation of right-of-use assets	44	47
Capitalization of financial accretion for lease liabilities	6	6
Capitalization in associates and joint ventures	12	-
Contract liabilities arising from company acquisitions	14	-
Receivables from the sale of non-cash-settled assets	433	-

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Midstream and Downstream, LNG and Integrated Gas and New Energies business segments (see Note 6).

Structure and organization of the economic group

The following table presents the main companies of the Group as of September 30, 2025:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A.	100%	Subsidiary
SC Gas (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI (8)	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
OLCLP (6)	Argentina	Hydrocarbon transportation	100%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	50%	Joint venture
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3) (7)	Argentina	Hydrocarbon transportation	24.49%	Associate
YPF Gas	Argentina	Commercialization of natural gas	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
Profertil	Argentina	Production and commercialization of fertilizers	50%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (5)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 36.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.
(3)

On December 13, 2024, YPF together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS, which main purpose is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L., CDC ApS, Shell Compañía Argentina de Petróleo S.A., Shell Overseas Investments B.V., Gas y Petróleo del Neuquén S.A. and Tecpetrol S.A. As of the date of issuance of these condensed interim consolidated financial statements, the aforementioned companies have exercised such stock options becoming shareholders of VMOS.

(4)	See Note 4 “Acquisition of Mobil Argentina S.A.” section.
(5)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(6)	See Note 4 “Acquisition of equity participation of OLCLP” section.
(7)	See Note 35.c).
(8)	See Note 4 “Acquisition of VMI” section.

HORACIO DANIEL MARÍN

President

9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of September 30, 2025, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Midstream and Downstream

-	LNG and Integrated Gas

-	New Energies

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells natural gas, lubricants and derivatives in Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the nine-month period ended September 30, 2025, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2024 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS Accounting Standards as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2025, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the nine-month period ended September 30, 2025 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19 and the change in the presentation of exchange differences generated by deferred tax described in Note 2.d).

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on November 7, 2025.

Business combinations

The Group analyzes whether the assets acquired and liabilities assumed in a purchase transaction qualify as a business combination in accordance with IFRS 3 “Business combinations”. Business combinations are accounted for using the acquisition method, which requires, among others, the recognition and measurement at fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest. The excess of the consideration transferred over such fair value is recognized as goodwill and the shortfall as a gain in profit or loss for the period.

When the assets acquired are not a business, the Group accounts for the transaction as the acquisition of an asset.

HORACIO DANIEL MARÍN

President

10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as from January 1, 2025

The Company has adopted all new and revised standards and interpretations issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2025, as described in Note 2.b.14) to the annual consolidated financial statements.

The adoption of the amendments mentioned in Note 2.b.14) “Amendments to IAS 21 - Lack of exchangeability” section to the annual consolidated financial statements has not had a significant effect on these condensed interim consolidated financial statements.

Standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2024 and for the nine-month period ended September 30, 2024 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes have been made to the comparative figures in Notes 6 and 26 as mentioned in Note 6.

Additionally, the Group has changed the presentation of exchange differences generated by deferred tax classifying these items as deferred tax expense (income) in accordance with IAS 12 “Income taxes”. Previously, these exchange differences were presented in the “Other exchange differences, net” line item under “Other financial results” in the statement of comprehensive income and, from this period, they are presented in the “Income tax” line item in the statement of comprehensive income (see Note 19). The purpose of this change is to provide more useful information and improve the comparability of the Group’s financial statements with its peers. The comparative information has been restated by reclassifying a gain of 170 and 47 from “Other financial results” line item to “Income tax” line item in the statement of comprehensive income for the nine and three-month periods ended September 30, 2024, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, cash flows, operating profit or loss and net profit or loss.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

HORACIO DANIEL MARÍN

President

11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

4.	ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the nine-month period ended September 30, 2025 are described below:

Acquisition of Mobil Argentina S.A.

On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.

On January 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was 327 in cash. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U. (“SC Gas”), being YPF its sole shareholder.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b) “Business combinations” section). The following table details the consideration transferred, the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Intangible assets	117
Property, plant and equipment	161
Other receivables	7
Trade receivables	10
Cash and cash equivalents	60
Provisions	(6)
Deferred income tax liabilities, net	(15)
Accounts payable	(7)

Total identifiable net assets / Consideration	327

Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)

On January 31, 2025, after the fulfillment of the closing conditions of the share purchase and sale agreement of the subsidiary YPF Brasil, the sale and transfer by YPF to the GMZ HOLDING LTDA. and IGP HOLDING PARTICIPAÇÕES S.A., with the intervention of USIQUÍMICA DO BRASIL LTDA. as guarantor of the transaction, of 100% of the shares and capital stock of YPF Brasil was completed. The sale price of the transaction was US$ 2.3 million. See Note 3 “Sale of equity participation in YPF Brasil” section to the annual consolidated financial statements.

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair value of the assets and liabilities of YPF Brasil classified as held for sale, as of the closing date of the transaction, the result from the sale did not have significant effects. In addition, the translation differences accumulated in the “Other comprehensive income” account and reclassified to the profit or loss due to the loss of control of the subsidiary amounted to a loss of 9.

Acquisition of equity participation of OLCLP

On January 31, 2025, the Company entered into a share purchase and sale agreement with Tecpetrol S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 15% of the shares and capital stock of OLCLP joint venture. On June 4, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Tecpetrol S.A. to YPF of 15% of the shares and capital stock of OLCLP was completed.

HORACIO DANIEL MARÍN

President

12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

4.	ACQUISITIONS AND DISPOSALS (cont.)

As of the acquisition date, YPF, which owned 85% of the capital stock of OLCLP prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of OLCLP.

The amount of the transaction was 15, which was cancelled by offsetting payment obligations assumed by Tecpetrol S.A. under a firm transportation services agreement for the “Vaca Muerta Sur” Pipeline of 13.6, and the remaining balance of 1.4 in cash.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b) “Business combinations” section). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of OLCLP:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	93
Trade receivables	4
Investments in financial assets	2
Cash and cash equivalents	14
Deferred income tax liabilities, net	(1)
Taxes payable	(2)
Accounts payable	(3)

Total identifiable net assets	107

As a result of the transaction, YPF recognized a gain of 45 in “Other operating results, net” line item in the statement of comprehensive income corresponding to the revaluation to fair value at the acquisition date of the previous equity participation held by YPF in the equity of OLCLP.

Acquisition of VMI

On August 6, 2025, the Company entered into a share purchase agreement with Total Austral S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 100% of the shares and capital stock of VMI.

On September 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Total Austral S.A. to YPF of 100% of the shares and capital stock of VMI, which holds a 45% working interest in the “La Escalonada” and “Rincón La Ceniza” unconventional exploitation concessions in the Province of Neuquén, was completed. The amount of the transaction was 523 in cash.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b) “Business combinations” section). The following table sets forth the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date of 100% of VMI:

Fair value at acquisition date (1)
Fair value of identifiable assets and liabilities assumed:
Intangible assets	463
Property, plant and equipment	81
Other receivables	23
Cash and cash equivalents	3
Provisions	(6)
Other liabilities	(24)
Accounts payable	(17)

Total identifiable net assets	523

(1)	In accordance with IFRS 3, during the measurement period, an entity may adjust the provisional amounts recognized in a business combination, therefore, fair values may be adjusted during the period.

HORACIO DANIEL MARÍN

President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

4.	ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of Refinor

On October 28, 2025, the Company entered into a share purchase and sale agreement with Hidrocarburos del Norte S.A. whereby YPF acquired 50% of the shares and capital stock of Refinor joint venture. As of that date YPF, which owned 50% of the capital stock of Refinor prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of Refinor. The amount of the transaction was 25.2.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3.

As of the date of issuance of these condensed interim consolidated financial statements and due to the recent closing of the transaction, the Group is in the process of determining the accounting impact of this transaction. Consequently, it is not possible to disclose the information required by IFRS 3 in relation to the measurement of the assets acquired and liabilities assumed at their fair values at the acquisition date and the impact on the Group’s results and cash flows from the recording of this acquisition.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2025, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 17, 33 and 34 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of September 30, 2025, the Group is in compliance with its covenants.

6.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

HORACIO DANIEL MARÍN

President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

As of the current fiscal year, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency, respectively, the complete management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of the business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments. The changes in the business segments had no impact on the CGUs defined in Note 2.b.5) to the annual consolidated financial statements.

As aforementioned and in Note 5 to the annual consolidated financial statements, the comparative information for the fiscal year ended December 31, 2024 and the nine-month period ended September 30, 2024 has been restated.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in this business segment, were assigned to Central Administration and Others.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to this business segment.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of B2C (Retail), B2B (Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

HORACIO DANIEL MARÍN

President

15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy, and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

•	New Energies

On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the complete management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to this business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to this business segment.

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our investments in associates and joint ventures, this business segment performs activities related to: (i) the generation of conventional thermal electric power and renewable energy; and (ii) the production, storage, distribution and sale of fertilizers.

Its revenues are mainly derived from the sale of natural gas through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; and (iii) the construction activities through our subsidiary AESA.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in the Upstream business segment, were assigned to Central Administration and Others. In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN

President

16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the nine-month period ended September 30, 2025
Revenues	66		11,229	1,371	650	576	-	13,892
Revenues from intersegment sales	5,863		151	256	5	821	(7,096)	-

Revenues	5,929		11,380	1,627	655	1,397	(7,096)	13,892

Operating profit or loss	472	(3)	826	(11)	86	(209)	(8)	1,156
Income from equity interests in associates and joint ventures	-		14	30	63	-	-	107
Net financial results								(746)

Net profit before income tax								517
Income tax								(667)
Net loss for the period								(150)
Acquisitions of property, plant and equipment	2,845		749	26	25	79	-	3,724

Acquisitions of right-of-use assets	35		125	-	-	8	-	168
Increases from business combinations (4)	822		93	-	-	-	-	915

Other income statement items
Depreciation of property, plant and equipment (2)	1,691		392	2	25	62	-	2,172
Amortization of intangible assets	-		27	-	9	8	-	44
Depreciation of right-of-use assets	114		93	1	-	6	-	214
Reversal of impairment losses of property, plant and equipment and inventories write-down	-		-	-	(4)	-	-	(4)

Balance as of September 30, 2025
Assets	13,300		11,194	953	2,458	1,899	(235)	29,569

HORACIO DANIEL MARÍN

President

17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the nine-month period ended September 30, 2024
Revenues	37		11,861	1,339	691	614	-	14,542
Revenues from intersegment sales	6,269		91	227	6	742	(7,335)	-

Revenues	6,306		11,952	1,566	697	1,356	(7,335)	14,542

Operating profit or loss	1,095	(3)	1,156	(45)	83	(170)	(109)	2,010
Income from equity interests in associates and joint ventures	-		20	60	183	-	-	263

Net financial results								(753)
Net profit before income tax								1,520
Income tax								1,157
Net profit for the period								2,677

Acquisitions of property, plant and equipment	3,023		888	8	23	70	-	4,012
Acquisitions of right-of-use assets	60		104	-	-	-	-	164
Increases from business combinations	-		-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	1,279		365	1	24	63	-	1,732
Amortization of intangible assets	-		21	-	10	-	-	31
Depreciation of right-of-use assets	118		83	-	-	-	-	201
Impairment of property, plant and equipment and inventories write-down (5)	21		-	-	5	-	-	26

Balance as of December 31, 2024
Assets	12,795		10,735	743	2,524	2,822	(228)	29,391

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (1) and (56) of unproductive exploratory drillings as of September 30, 2025 and 2024, respectively.
(4)	See Notes 8 and 9.
(5)	See Notes 2.b.8), 2.c) and 8 to the annual consolidated financial statements and Note 27.

HORACIO DANIEL MARÍN

President

18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets measured at fair value through profit or loss as of September 30, 2025 and December 31, 2024, and their allocation to their fair value hierarchy levels:

	As of September 30, 2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	208	-	-	208
- Private securities - NO	9	-	-	9

	217	-	-	217

Cash and cash equivalents:
- Mutual funds	325	-	-	325
- Public securities	4	-	-	4

	329	-	-	329

	546	-	-	546

	As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	381	-	-	381
- Private securities - NO	9	-	-	9

	390	-	-	390

Cash and cash equivalents:
- Mutual funds	439	-	-	439
- Public securities	-	-	-	-

	439	-	-	439

	829	-	-	829

The Group has no financial liabilities measured at fair value through profit or loss.

During the nine-month period ended September 30, 2025, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 10,410 and 8,811 as of September 30, 2025 and December 31, 2024, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.	INTANGIBLE ASSETS

	September 30, 2025	December 31, 2024
Net carrying amount of intangible assets	1,096	531
Provision for impairment of intangible assets	(40)	(40)

	1,056	491

HORACIO DANIEL MARÍN

President

19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	86	-	4	90
Increases from business combinations	-	-	-	-
Translation effect	-	-	(12)	(12)
Adjustment for inflation (1)	-	-	51	51
Decreases, reclassifications and other movements	-	-	62	62

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(7)	(7)
Adjustment for inflation (1)	-	-	31	31
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165

Balance as of December 31, 2024	320	110	101	531

Cost
Increases	56	-	7	63
Increases from business combinations	-	580	-	580
Translation effect	-	-	(27)	(27)
Adjustment for inflation (1)	-	-	17	17
Decreases, reclassifications and other movements	-	(54)	22	(32)

Accumulated amortization
Increases	20	-	24	44
Translation effect	-	-	(17)	(17)
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	(2)	(2)

Cost	1,106	636	555	2,297
Accumulated amortization	750	-	451	1,201

Balance as of September 30, 2025	356	636	104	1,096

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2025	December 31, 2024
Net carrying amount of property, plant and equipment	20,457	19,456
Provision for obsolescence of materials and equipment	(435)	(223)
Provision for impairment of property, plant and equipment	(395)	(497)

	19,627	18,736

HORACIO DANIEL MARÍN

President

20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month periods ended September 30, 2025 and as of the year ended December 31, 2024 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,340	53,101	8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894	5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	3,053	307	1,439	5,665	131	83	401	399	195	20,532

Cost
Increases	1	169	95	28	1,263	3,928	99	2	-	-	15	5,600
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	(43)	-	-	(12)	(4)	(6)	-	(7)	-	(176)	(42)	(290)
Adjustment for inflation (1)	151	-	-	48	16	24	-	31	-	746	182	1,198
Decreases, reclassifications and other movements	(94)	(24,759)	325	(13)	(1,151)	(3,543)	(171)	1	183	(5)	(45)	(29,272)	(2)

Accumulated depreciation
Increases	29	2,160	372	41	-	-	-	39	72	25	33	2,771
Translation effect	(19)	-	-	(8)	-	-	-	(5)	-	(89)	(30)	(151)
Adjustment for inflation (1)	80	-	-	32	-	-	-	22	-	376	129	639
Decreases, reclassifications and other movements	(63)	(24,725)	-	(57)	-	-	-	(42)	(12)	(12)	(36)	(24,947)	(2)

Cost	1,355	28,511	9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329	6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	3,101	350	1,563	6,068	59	96	524	664	209	19,456

Cost
Increases	1	172	123	12	685	2,691	32	3	-	-	5	3,724
Increases from business combinations	-	188	-	93	12	42	-	-	-	-	-	335
Translation effect	(70)	-	-	(26)	(8)	(14)	-	(17)	-	(345)	(86)	(566)
Adjustment for inflation (1)	47	-	-	18	5	9	-	11	-	226	57	373
Decreases, reclassifications and other movements	19	2,252	320	169	(845)	(3,011)	(1)	8	31	36	3	(1,019)	(3)

Accumulated depreciation
Increases	21	1,805	281	36	-	-	-	28	56	19	22	2,268
Translation effect	(39)	-	-	(17)	-	-	-	(9)	-	(178)	(63)	(306)
Adjustment for inflation (1)	25	-	-	11	-	-	-	7	-	117	42	202
Decreases, reclassifications and other movements	(12)	(279)	-	(16)	-	-	-	(8)	(1)	-	(2)	(318)	(3)

Cost	1,352	31,123	9,774	994	1,412	5,785	90	901	1,596	1,292	932	55,251
Accumulated depreciation	710	23,855	6,511	392	-	-	-	818	1,096	669	743	34,794

Balance as of September 30, 2025	642	7,268	3,263	602	1,412	5,785	90	83	500	623	189	20,457

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 28,586 and 24,915 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project“ section to the annual consolidated financial statements.

(3)

Includes 380 and 74 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 2.b.13) to the annual consolidated financial statements and Note 35.b) “Aguada del Chañar” section.

HORACIO DANIEL MARÍN

President

21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the nine-month periods ended September 30, 2025 and 2024, the rate of capitalization was 6.75% and 7.44%, respectively, and the amount capitalized amounted to 9 and 5, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2023	171

Increases charged to profit or loss	53
Decreases charged to profit or loss	-
Applications due to utilization	(2)
Translation effect	-
Adjustment for inflation (1)	1
Reclassifications	-

Balance as of December 31, 2024	223

Increases charged to profit or loss	285
Decreases charged to profit or loss	(41)
Applications due to utilization	(10)
Translation effect	(2)
Adjustment for inflation (1)	1
Reclassifications	(21)

Balance as of September 30, 2025	435

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2023	2,649

Increases charged to profit or loss (1)	66
Decreases charged to profit or loss	-
Depreciation (2)	(325)
Translation effect	(2)
Adjustment for inflation (3)	5
Reclassifications (4)	(1,896)

Balance as of December 31, 2024	497

Increases charged to profit or loss	2
Decreases charged to profit or loss	(7)
Depreciation (2)	(96)
Translation effect	(3)
Adjustment for inflation (3)	2
Reclassifications	-

Balance as of September 30, 2025	395

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(3)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)

Includes 1,896 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project“ section to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	12	16	219	11	186	444
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (1)	1	-	-	14	-	15
Decreases, reclassifications and other movements	(1)	(15)	(59)	(2)	(11)	(88)

Accumulated depreciation
Increases	7	101	88	12	123	331
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (1)	1	-	-	10	-	11
Decreases, reclassifications and other movements	-	(15)	(56)	(1)	(11)	(83)

Cost	52	568	611	114	673	2,018
Accumulated depreciation	32	502	284	67	390	1,275

Balance as of December 31, 2024	20	66	327	47	283	743

Cost
Increases	-	-	36	-	132	168
Translation effect	-	-	-	(7)	-	(7)
Adjustment for inflation (1)	-	-	-	4	-	4
Decreases, reclassifications and other movements	(8)	(11)	-	-	(48)	(67)

Accumulated depreciation
Increases	3	28	81	9	137	258
Translation effect	-	-	-	(5)	-	(5)
Adjustment for inflation (1)	-	-	-	3	-	3
Decreases, reclassifications and other movements	(1)	(2)	-	-	-	(3)

Cost	44	557	647	111	757	2,116
Accumulated depreciation	34	528	365	74	527	1,528

Balance as of September 30, 2025	10	29	282	37	230	588

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Amount of investments in associates	313	212
Amount of investments in joint ventures	1,604	1,748

	1,917	1,960

HORACIO DANIEL MARÍN

President

23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2023	1,676

Acquisitions and contributions	-
Income on investments in associates and joint ventures	396
Distributed dividends	(174)
Translation differences	(13)
Adjustment for inflation (1)	75
Capitalization in associates and joint ventures	-
Other movements	-

Balance as of December 31, 2024	1,960

Acquisitions and contributions	82
Income on investments in associates and joint ventures	107
Distributed dividends	(201)
Translation differences	(11)
Adjustment for inflation (1)	16
Capitalization in associates and joint ventures	12
Other movements (2)	(48)

Balance as of September 30, 2025	1,917

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	See Note 4 “Acquisition of equity participation of OLCLP” section.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the nine-month periods ended September 30, 2025 and 2024. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2025	2024	2025	2024
Net income	34	4	73	259
Other comprehensive income	(7)	38	12	19

Comprehensive income	27	42	85	278

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN

President

24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of September 30, 2025 and December 31, 2024, as well as the results for the nine-month periods ended September 30, 2025 and 2024, are detailed below:

	September 30, 2025 (1)	December 31, 2024 (1)
Total non-current assets	2,169	2,147
Cash and cash equivalents	164	240
Other current assets	218	243
Total current assets	382	483

Total assets	2,551	2,630

Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	790	736
Other non-current liabilities	84	64
Total non-current liabilities	874	800
Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	177	291
Other current liabilities	163	213
Total current liabilities	340	504

Total liabilities	1,214	1,304

Total shareholders’ equity (2)	1,337	1,326

Dividends received (3)	-	36

Closing exchange rates (4)	1,375.50	1,030.50

	For the nine-month periods ended September 30,
	2025 (1)	2024 (1)
Revenues	497	393
Interest income	10	26
Depreciation and amortization	(112)	(113)
Interest loss	(45)	(47)
Income tax	(119)	61
Operating profit	205	153

Net profit	31	170
Other comprehensive income	390	212

Total comprehensive income	421	382

Average exchange rates (4)	1,180.41	887.24

(1)

The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of the equity method value and in the results of YPF EE. The adjusted equity and results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
(4)	Corresponds to the average seller/buyer exchange rate of BNA.

HORACIO DANIEL MARÍN

President

25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.	ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of September 30, 2025 and December 31, 2024:

	Upstream	Midstream and Downstream	Total
Balance as of September 30, 2025
Assets held for sale
Property, plant and equipment - Mature Fields Project	479	-	479
Property, plant and equipment - Gas stations	-	10	10
Assets of subsidiary YPF Brasil (2)	-	-	-

	479	10	489

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project	908	-	908
Provision for environmental liabilities - Mature Fields Project	2	-	2
Liabilities for concessions - Mature Fields Project	4	-	4
Liabilities of subsidiary YPF Brasil (2)	-	-	-

	914	-	914

	Upstream	Midstream and Downstream	Total
Balance as of December 31, 2024
Assets held for sale
Property, plant and equipment - Mature Fields Project (1)	1,506	-	1,506
Property, plant and equipment - Gas stations	-	10	10
Assets of subsidiary YPF Brasil (2)	-	21	21

	1,506	31	1,537

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project (1)	2,051	-	2,051
Provision for environmental liabilities - Mature Fields Project (1)	53	-	53
Liabilities for concessions - Mature Fields Project (1)	14	-	14
Liabilities of subsidiary YPF Brasil (2)	-	18	18

	2,118	18	2,136

(1)	See Note 11 “Mature Fields Project“ section to the annual consolidated financial statements.
(2)	See Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

Mature Fields Project

The Mature Fields Project is described in Note 11 “Mature Fields Project” section to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

•	Description of the Mature Fields Project

The assignment agreements that met the agreed closing conditions during the nine-month period ended September 30, 2025, and therefore the transaction was settled are described below:

Estación Fernández Oro

On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).

On February 3, 2025, after the fulfillment of the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of Quintana Consortium was formalized.

Campamento Central - Cañadón Perdido

On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM Servicios Energía S.A.U. (“PECOM”).

On January 31, 2025, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

HORACIO DANIEL MARÍN

President

26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.	ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán

On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petróleos Sudamericanos S.A. (“PS”).

On March 27, 2025, after the fulfillment of the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized with effective date as of April 1, 2025.

Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas

On April 7, 2025, Decree No. 372/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Señal Cerro Bayo”, “Volcán Auca Mahuida”, “Don Ruiz” and “Las Manadas” exploitation concessions in favor of Bentia Energy S.A. (“Bentia”) and Ingeniería SIMA S.A.

On June 6, 2025, after the fulfillment of the closing conditions by YPF, Bentia and Ingeniería SIMA S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia and Ingeniería SIMA S.A.

Al Norte de la Dorsal, Octógono and Dadín

On April 9, 2025, Decree No. 380/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Al Norte de la Dorsal” and “Octógono” exploitation concessions in favor of Bentia.

On June 10, 2025, after the fulfillment of the closing conditions by YPF and Bentia related to “Al Norte de la Dorsal” and “Octógono” exploitation concessions, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia was formalized. As of the date of issuance of these condensed interim consolidated financial statements, YPF and Bentia entered into a transitory operation agreement for the “Dadín” exploitation concession, pending the transfer regarding this concession by the Province of Neuquén.

Cerro Piedra - Cerro Guadal Norte, Barranca Yankowsky, Los Monos, El Guadal - Lomas del Cuy, Cañadón Vasco, Cañadón Yatel, Pico Truncado - El Cordón, Los Perales - Las Mesetas, Cañadón León - Meseta Espinosa and Cañadón de la Escondida - Las Heras

On April 2, 2025, YPF signed a Memorandum of Understanding (“MOU”) with the Province of Santa Cruz and Fomicruz S.E. (“Fomicruz”) for the purpose of establishing the general terms and conditions upon which the assignment by YPF to Fomicruz of the exploitation concessions “Cerro Piedra - Cerro Guadal Norte”, “Barranca Yankowsky”, “Los Monos”, “El Guadal - Lomas del Cuy”, “Cañadón Vasco”, “Cañadón Yatel”, “Pico Truncado - El Cordón”, “Los Perales - Las Mesetas”, “Cañadón León - Meseta Espinosa”, “Cañadón de la Escondida - Las Heras” and the transportation concessions associated with such concessions will be negotiated. The aforementioned MOU, subject to approval by YPF’s Board of Directors and the issuance of the corresponding decree by the Province of Santa Cruz, was approved by YPF’s Board of Directors on April 9, 2025 and Decree No. 376/2025 was issued by the Province of Santa Cruz on May 6, 2025.

On June 2, 2025, YPF and Fomicruz signed an assignment agreement for the transfer of 100% of the participating interest in the aforementioned exploitation and transportation concessions. The transfer was approved by Decree No. 539/2025 published in the Official Gazette of the Province of Santa Cruz on June 18, 2025.

On June 19, 2025, YPF and Fomicruz executed the notarial deed, thereby formalizing and perfecting the aforementioned assignment. Additionally, YPF and Fomicruz signed a transitory operation agreement for all the assigned exploitation concessions, pursuant to which YPF shall continue to operate said concessions for a maximum period of up to 6 months.

El Portón (Mendoza - Neuquén), Chihuido de la Salina, Altiplanicie del Payún, Cañadón Amarillo, Chihuido de la Salina Sur and Confluencia Sur

On February 20, 2025, Resolution No. 28/2025 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “El Portón”, “Chihuido de la Salina”, “Altiplanicie del Payún”, “Cañadón Amarillo”, “Chihuido de la Salina Sur” and “Confluencia Sur” exploitation concessions in favor of Consorcio Quintana and Compañía TSB S.A. (“TSB”).

On June 19, 2025, after the fulfillment of the closing conditions by YPF, Consorcio Quintana and TSB, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Consorcio Quintana and TSB was formalized with effective date as of July 1, 2025. As of the date of issuance of these condensed interim consolidated financial statements, YPF, Consorcio Quintana and TSB, entered into a transitory operation agreement for the “El Portón” exploitation concession, pending the authorization by the Province of Neuquén of the transfer regarding this concession.

HORACIO DANIEL MARÍN

President

27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.	ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

The assignment and/or reversion agreements that YPF signed during the nine-month period ended September 30, 2025, which are subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals, are described below:

Señal Picada - Punta Barda

On May 23, 2025 YPF signed an assignment agreement with PS for the “Señal Picada - Punta Barda” exploitation concession located in the Provinces of Río Negro and Neuquén. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

El Tordillo, Puesto Quiroga and La Tapera

On June 4, 2025 YPF signed an assignment agreement to transfer its 7.1960% participating interest in “El Tordillo”, “Puesto Quiroga” and “La Tapera” exploitation concessions and the transportation concessions associated with such exploitation concessions, in favor of Crown Point Energía S.A. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

Restinga Alí

On June 19, 2025 YPF signed an agreement that establishes the terms and conditions for the reversion of the “Restinga Alí” exploitation concession, located in the Province of Chubut. On July 24, 2025 the Legislature of the Province of Chubut approved the agreement through Law XVII No. 162/2025, which was enacted on August 1, 2025 and published in the Official Gazette of the Province of Chubut on August 7, 2025. Additionally, as of the issuance date of these condensed interim consolidated financial statements, the reversion agreement is subject to the approval by decree of the Executive Branch of the Province of Chubut.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2025.

•	Accounting matters

Considering that the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized for such changes, (see Note 2.b.13) to the annual consolidated financial statements). The carrying amount of the assets held for sale and associated liabilities may be adjusted in future periods depending on the results of the disposal process carry out by YPF and the economic consideration to be agreed with third parties for such assets.

HORACIO DANIEL MARÍN

President

28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.	ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

Based on the assessment of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale of 240 in the “Other net operating results” line item in the statement of comprehensive income, mainly associated with expenses of various nature arising from the general terms and conditions of the MOU signed with the Province of Santa Cruz and Fomicruz. Additionally, in relation to aforementioned MOU, YPF recognized a liability in the “Liabilities under agreements” line under the “Other liabilities” line item in the statement of financial position related to (i) the execution of an environmental remediation and abandonment program, and (ii) the payment of a compensatory bonus to the Province of Santa Cruz. As of September 30, 2025, the balance of this liability amounts to 361.

Based on the fair value of the groups of assets at the closing date of each of the assignment agreements mentioned in the “Description of the Mature Fields Project” section, YPF additionally recognized a gain on the sale of such groups of assets amounts to a gain of 197. The total consideration agreed includes cash payment of 63 and crude oil deliveries for a period of 4 years as payment in kind. Additionally, the derecognition of the carrying amount of the liabilities directly associated with assets held for sale net of the assets held for sale related to such exploitation concessions was 519.

Additionally, in relation to the Mature Fields Project, for the nine-month period ended September 30, 2025, the Company:

-	Recognized a charge for the provision for obsolescence of materials and equipment in the “Other net operating results” line item in the statement of comprehensive income for 240.
-

Has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a charge for 90 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

-

In relation to the Company’s own personnel, the Company recognized a charge for severance indemnities of 28 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income.

13. INVENTORIES

	September 30, 2025		December 31, 2024
Finished goods	1,003		925
Crude oil and natural gas (2)	394		456
Products in process	31		49
Raw materials, packaging materials and others	101		116
	1,529	(1)	1,546	(1)
	1,529		1,546

(1)	As of September 30, 2025, and December 31, 2024, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the provision of inventories write-down as of September 30, 2025 and December 31, 2024, respectively, see Note 2.b.8) to the annual consolidated financial statements.

14. OTHER RECEIVABLES

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	89	70	11	35
Tax credit and export rebates	160	74	129	150
Loans and balances with related parties (1)	202	44	159	35
Collateral deposits	-	16	-	20
Prepaid expenses	49	37	15	42
Advances and loans to employees	-	7	-	5
Advances to suppliers and custom agents (2)	19	59	16	74
Receivables with partners in JO and Consortiums	249	332	2	164
Insurance receivables	-	-	-	5
Miscellaneous	25	32	31	22
	793	671	363	552
Provision for other doubtful receivables	(19)	-	(26)	-
	774	671	337	552

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

HORACIO DANIEL MARÍN

President

29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

15. TRADE RECEIVABLES

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	8	1,944	10	1,672
Provision for doubtful trade receivables	(7)	(54)	(9)	(52)

	1	1,890	1	1,620

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2023	12	(2)	47

Increases charged to expenses	-		74	(3)
Decreases charged to income	-		(8)	(3)
Applications due to utilization	-		(49)	(3)
Net exchange and translation differences	(3)		(5)
Result from net monetary position (1)	-		(6)
Reclassifications (4)	-		(1)

Balance as of December 31, 2024	9	(2)	52

Increases charged to expenses	-		37
Decreases charged to income	-		(7)
Applications due to utilization	-		(20)
Net exchange and translation differences	(2)		(7)
Result from net monetary position (1)	-		(1)
Reclassifications	-		-

Balance as of September 30, 2025	7	(2)	54

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 37 to the annual consolidated financial statements.
(4)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

16. INVESTMENTS IN FINANCIAL ASSETS

	September 30, 2025	December 31, 2024
Investments at fair value through profit or loss
Public securities (1) (2)	208	381
Private securities - NO	9	9

	217	390

(1)	See Note 37.
(2)	Includes 56 of public securities provided as collateral for financial loans as of September 30, 2025.

17. CASH AND CASH EQUIVALENTS

	September 30, 2025	December 31, 2024
Cash and banks (1)	330	304
Short-term investments (2)	140	375
Financial assets at fair value through profit or loss (3)	329	439

	799	1,118

(1)	Includes balances granted as collateral, see Note 35.d) to the annual consolidated financial statements.
(2)	Includes 72 and 146 of term deposits and other investments with BNA as of September 30, 2025 and December 31, 2024, respectively.
(3)	See Note 7.

HORACIO DANIEL MARÍN

President

30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

18. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2023	66	21	48	34	2,546	126	2,660	181

Increases charged to expenses	105	-	187	-	134	-	426	-
Decreases charged to income	(5)	-	(1)	-	(7)	-	(13)	-
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	(3)	(17)	-	(72)	-	(30)	(3)	(119)
Net exchange and translation differences	(14)	-	-	(7)	-	-	(14)	(7)
Result from net monetary position (1)	(2)	-	-	-	-	-	(2)	-
Reclassifications and other movements (2)	(18)	17	(135)	81	(1,817)	(37)	(1,970)	61

Balance as of December 31, 2024	129	21	99	36	856	59	1,084	116

Increases charged to expenses	28	-	58	-	88	-	174	-
Decreases charged to income	(4)	-	-	-	-	-	(4)	-
Increases from business combinations	-	-	-	-	12	-	12	-
Applications due to utilization	(1)	(20)	-	(69)	-	(20)	(1)	(109)
Net exchange and translation differences	(20)	(1)	-	-	-	-	(20)	(1)
Result from net monetary position (1)	-	-	-	-	-	-	-	-
Reclassifications and other movements	(20)	20	(98)	103	(4)	3	(122)	126

Balance as of September 30, 2025	112	20	59	70	952	42	1,123	132

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 2,023 and 54 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project“ section to the annual consolidated financial statements. Additionally, includes the balance of the provision for lawsuits and contingencies of the subsidiary YPF Brasil reclassified to “Assets held for sale” in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

Provisions are described in Note 17 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

Regarding the legal proceedings related to liabilities and contingencies assumed by the Argentine Government prior to 1990 mentioned in the Note 17.a.1) to the annual consolidated financial statement, on September 2, 2025, the CSJN issued an order in which it considered that YPF lacked standing as a defendant, as it had no legal relationship with respect to claims for environmental liabilities not assumed by YPF and assumed by the Argentine Government under the terms of the YPF’s Privatization Law.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

Uncertain tax positions on income tax treatments in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments” (see Note 2.c) “Income tax and deferred taxes” section to the annual consolidated financial statements), and its effects, are described in Note 18 to the annual consolidated financial statements.

The amount accrued of income tax charge for the nine-month periods ending September 30, 2025 and 2024 is as follows:

	For the nine-month periods ended September 30,
	2025	2024
Current income tax	(47)	(87)
Deferred income tax	(620)	1,244	(1)

	(667)	1,157

(1)	See Note 2.d).

HORACIO DANIEL MARÍN

President

31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

19.	INCOME TAX (cont.)

The effective income tax rate projected at the end of the fiscal year amounts to 129.01%. The variation in this rate compared to the effective rate as of December 31, 2024 (see Note 18 to the annual consolidated financial statements) is mainly explained by the impact of the estimation of certain macroeconomic variables in the measurement of property, plant, and equipment for accounting and tax purposes, which generates an increase in deferred income tax liability related to those assets. The accounting measurement of property, plant and equipment is based on the Company’s functional currency according to IFRS (see Note 2.b)), while the tax measurement is based on inflation-adjusted pesos.

As of September 30, 2025 and December 31, 2024, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of September 30, 2025 and December 31, 2024 the Group has classified as deferred tax asset 4 and 330, respectively, and as deferred tax liability 389 and 90, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

20. TAXES PAYABLE

	September 30, 2025	December 31, 2024
VAT	42	19
Withholdings and perceptions	61	71
Royalties	66	84
Fuels tax	63	30
Turnover tax	10	7
Miscellaneous	6	36

	248	247

21. SALARIES AND SOCIAL SECURITY

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Salaries and social security	-	69	-	95
Bonuses and incentives provision	-	128	-	179
Cash-settled share-based payments provision (1)	26	-	33	-
Vacation provision	-	72	-	66
Provision for severance indemnities (2)	-	51	-	66
Miscellaneous	-	6	1	6

	26	326	34	412

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	See Note 12 “Mature Fields Project“ section.

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024, is as follows:

Lease liabilities
Balance as of December 31, 2023	666

Increases of leases	444
Financial accretions	71
Decreases of leases	(5)
Payments	(400)

Balance as of December 31, 2024	776

Increases of leases	168
Financial accretions	51
Decreases of leases	(64)
Payments	(306)

Balance as of September 30, 2025	625

HORACIO DANIEL MARÍN

President

32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23.	LOANS

			September 30, 2025				December 31, 2024
	Interest rate (1)	Maturity	Non-current		Current		Non-current		Current
Pesos:
Export pre-financing (5)	-	-	-		-		-		31
Loans	8.27% - 59.83%	2025-2027	69		72		18		8

			69		72		18		39

Currencies other than the peso:

NO (2) (3)	0.00% - 10.00%	2025-2047	6,899		1,402		6,255		1,317
Export pre-financing (4)	2.40% - 8.70%	2025-2026	110		613		-		383
Imports financing	8.80% - 10.50%	2025-2026	-		20		19		17
Loans	2.40% - 11.00%	2026-2030	880	(6)	482	(6)	718	(6)	76
Stock market promissory notes	0.00% - 4.50%	2026-2026	-		64		25		75

			7,889		2,581		7,017		1,868

			7,958		2,653		7,035		1,907

(1)	Nominal annual interest rate as of September 30, 2025.
(2)	Disclosed net of 113 and 18 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2025 and December 31, 2024, respectively.
(3)

Includes 1,565 and 1,496 as of September 30, 2025 and December 31, 2024, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 51 and 133 as of September 30, 2025 and December 31, 2024, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 260 and 28 of loans granted by BNA as of September 30, 2025 and December 31, 2024, respectively.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024:

Loans
Balance as of December 31, 2023	8,190

Proceeds from loans	2,967
Payments of loans	(2,102)
Payments of interest	(707)
Account overdrafts, net	(48)
Accrued interest (1)	680
Net exchange and translation differences	(30)
Result from net monetary position (2)	(1)
Reclassifications (3)	(7)

Balance as of December 31, 2024	8,942

Proceeds from loans	3,592
Payments of loans	(1,875)
Payments of interest	(538)
Account overdrafts, net	-
Accrued interest (1)	500
Net exchange and translation differences	(10)
Result from net monetary position (2)	-
Reclassifications	-

Balance as of September 30, 2025	10,611

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(3)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

HORACIO DANIEL MARÍN

President

33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2025			December 31, 2024
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current		Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	1		15	-	(5)
April	2015	U.S. dollar	757	Class XXXIX	-	-	-	-	-		-	785
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	648	8		649	19
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	11		530	1
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	397	9		398	-	(5)
July	2020	U.S. dollar	341	Class XIII	-	-	-	-	-		-	44
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	-	121		58	243
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	645	126		756	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	558	-		555	11
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	329	59		384	10
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	-	219		220	-	(5)
April	2023	U.S. dollar	147	Class XXIII	-	-	-	-	-		-	150
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	38	-	(5)	37	-	(5)
June	2023	U.S. dollar	213	Class XXV	Fixed	5.00%	2026	-	215		263	1
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-		400	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	136	-		147	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	714	94		790	35
May	2024	U.S. dollar	131	Class XXIX	Fixed	6.00%	2026	-	132		177	1
July, April	2024/25	U.S. dollar	389	Class XXX	Fixed	1.00%	2026	-	372		187	-	(5)
September (2)	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	539	3		539	15
October (2)	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	125	2		125	2
October (2)	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	25	1		25	-	(5)
January (2)	2025	U.S. dollar	1,100	Class XXXIV	Fixed	8.25%	2034	1,079	19		-	-
February (2)	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	139	1		-	-
February (2) (4)	2025	U.S. dollar	56	Class XXXVI	-	-	-	-	-		-	-
May	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	139	2		-	-
July	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	248	4		-	-
July, August	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	145	3		-	-
August	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	50	-	(5)	-	-

								6,899	1,402		6,255	1,317

(1)	Nominal annual interest rate as of September 30, 2025.
(2)	During the nine-month period ended September 30, 2025, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)	Corresponds to a NO with an issue date in February 2025 and maturity in August 2025.
(5)	The registered amount is less than 1.

HORACIO DANIEL MARÍN

President

34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

24. OTHER LIABILITIES

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	157	100	-	94
Liabilities for contractual claims (1)	57	53	74	47
Provision for operating optimizations (2)	-	94	-	266
Liabilities for agreements (3)	238	123	-	-
Miscellaneous	-	2	-	3

	452	372	74	410

(1)	See Note 17.a.2) to the annual consolidated financial statements.
(2)

Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11 “Mature Fields Project“ section to the annual consolidated financial statements and Note 12 “Mature Fields Project“ section.

(3)	See Note 12 “Mature Fields Project“ section.

25.	ACCOUNTS PAYABLE

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,379	4	2,820
Guarantee deposits	1	3	1	4
Payables with partners of JO and Consortiums	1	11	1	38
Miscellaneous	-	14	-	17

	6	2,407	6	2,879

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the nine-month periods ended September 30,
	2025	2024
Revenue from contracts with customers	13,740	14,367
National Government incentives (1)	152	175

	13,892	14,542

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 25 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	4,589	-	-	-	4,589
Gasolines	-	2,902	-	-	-	2,902
Natural gas (1)	26	9	1,219	537	-	1,791
Crude oil	1	749	-	-	-	750
Jet fuel	-	568	-	-	-	568
Lubricants and by-products	-	307	-	-	-	307
LPG	-	342	-	-	-	342
Fuel oil	-	90	-	-	-	90
Petrochemicals	-	283	-	-	-	283
Fertilizers and crop protection products	-	218	-	-	-	218
Flours, oils and grains	-	454	-	-	-	454
Asphalts	-	88	-	-	-	88
Goods for resale at gas stations	-	85	-	-	-	85
Income from services	-	-	-	1	103	104
Income from construction contracts	-	-	-	-	214	214
Virgin naphtha	-	118	-	-	-	118
Petroleum coke	-	176	-	-	-	176
LNG regasification	-	43	-	-	-	43
Other goods and services	39	202	7	111	259	618

	66	11,223	1,226	649	576	13,740

HORACIO DANIEL MARÍN

President

35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

	For the nine-month period ended September 30, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	4,956	-	-	-	4,956
Gasolines	-	3,009	-	-	-	3,009
Natural gas (1)	-	13	1,181	591	-	1,785
Crude oil	-	748	-	-	-	748
Jet fuel	-	708	-	-	-	708
Lubricants and by-products	-	400	-	-	-	400
LPG	-	339	-	-	-	339
Fuel oil	-	99	-	-	-	99
Petrochemicals	-	364	-	-	-	364
Fertilizers and crop protection products	-	271	-	-	-	271
Flours, oils and grains	-	327	-	-	-	327
Asphalts	-	62	-	-	-	62
Goods for resale at gas stations	-	88	-	-	-	88
Income from services	-	-	-	1	132	133
Income from construction contracts	-	-	-	-	303	303
Virgin naphtha	-	112	-	-	-	112
Petroleum coke	-	150	-	-	-	150
LNG regasification	-	43	-	-	-	43
Other goods and services	37	162	10	82	179	470

	37	11,851	1,191	674	614	14,367

(1)	Includes 1,241 and 1,243 corresponding to sales of natural gas produced by the Company for the nine-month periods ended September 30, 2025 and 2024, respectively.

Sales channels

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	4,886	-	-	-	4,886
Power plants	-	11	308	35	-	354
Distribution companies	-	-	350	-	-	350
Retail distribution of natural gas	-	-	-	337	-	337
Industries, transport and aviation	27	2,808	568	216	-	3,619
Agriculture	-	1,374	-	-	-	1,374
Petrochemical industry	-	392	-	-	-	392
Trading	-	1,230	-	-	-	1,230
Oil companies	-	135	-	-	-	135
Commercialization of LPG	-	194	-	-	-	194
Other sales channels	39	193	-	61	576	869

	66	11,223	1,226	649	576	13,740

	For the nine-month period ended September 30, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	5,255	-	-	-	5,255
Power plants	-	48	314	29	-	391
Distribution companies	-	-	256	-	-	256
Retail distribution of natural gas	-	-	-	353	-	353
Industries, transport and aviation	-	2,968	609	284	-	3,861
Agriculture	-	1,307	-	-	-	1,307
Petrochemical industry	-	510	-	-	-	510
Trading	-	1,251	-	-	-	1,251
Oil companies	-	148	-	-	-	148
Commercialization of LPG	-	127	-	-	-	127
Other sales channels	37	237	12	8	614	908

	37	11,851	1,191	674	614	14,367

HORACIO DANIEL MARÍN

President

36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 11,608 and 12,218 for the nine-month periods ended September 30, 2025 and 2024, respectively.

Sales in the international market amounted to 2,132 and 2,149 for the nine-month periods ended September 30, 2025 and 2024, respectively.

•	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	7	1,829	8	1,646
Contract assets	-	7	-	30
Contract liabilities	166	117	114	73

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

For the nine-month periods ended September 30, 2025 and 2024 the Group has recognized 43 and 57, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the nine-month periods ended September 30,
	2025	2024
Inventories at beginning of year	1,546	1,683
Purchases	3,614	3,511
Production costs (1)	6,493	6,673
Translation effect	(18)	(7)
Inventories write-down (2)	(1)	(21)
Adjustment for inflation (3)	11	28
Inventories at end of the period	(1,529)	(1,713)

	10,116	10,154

(1)	See Note 28.
(2)	See Note 13.
(3)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month period ended September 30, 2025
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	773	209	115		5	1,102
Fees and compensation for services	76	198	33		-	307
Other personnel expenses	199	25	10		6	240
Taxes, charges and contributions	106	9	750	(1)	-	865
Royalties, easements and fees	790	-	2		3	795
Insurance	55	2	1		-	58
Rental of real estate and equipment	168	1	11		-	180
Survey expenses	-	-	-		19	19
Depreciation of property, plant and equipment	2,065	33	74		-	2,172
Amortization of intangible assets	29	15	-		-	44
Depreciation of right-of-use assets	205	-	9		-	214
Industrial inputs, consumable materials and supplies	368	4	9		3	384
Operation services and other service contracts	179	11	43		11	244
Preservation, repair and maintenance	1,061	27	28		17	1,133
Unproductive exploratory drillings	-	-	-		1	1
Transportation, products and charges	376	-	349		-	725
Provision for doubtful receivables	-	-	29		-	29
Publicity and advertising expenses	-	44	29		-	73
Fuel, gas, energy and miscellaneous	43	23	66		3	135

	6,493	601	1,558		68	8,720

(1)	Includes 199 corresponding to export withholdings and 412 corresponding to turnover tax.
(2)	Includes 25 corresponding to research and development activities.

	For the nine-month period ended September 30, 2024
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	765	231	110		11	1,117
Fees and compensation for services	50	184	33		-	267
Other personnel expenses	217	21	11		3	252
Taxes, charges and contributions	138	17	749	(1)	-	904
Royalties, easements and fees	864	-	1		2	867
Insurance	62	3	3		-	68
Rental of real estate and equipment	165	1	11		-	177
Survey expenses	-	-	-		24	24
Depreciation of property, plant and equipment	1,631	33	68		-	1,732
Amortization of intangible assets	21	10	-		-	31
Depreciation of right-of-use assets	192	-	9		-	201
Industrial inputs, consumable materials and supplies	390	3	9		2	404
Operation services and other service contracts	452	9	39		12	512
Preservation, repair and maintenance	1,178	28	33		13	1,252
Unproductive exploratory drillings	-	-	-		56	56
Transportation, products and charges	404	-	351		-	755
Provision for doubtful receivables	-	-	66		-	66
Publicity and advertising expenses	-	27	39		-	66
Fuel, gas, energy and miscellaneous	144	8	64		8	224

	6,673	575	1,596		131	8,975

(1)	Includes 166 corresponding to export withholdings and 446 corresponding to turnover tax.
(2)	Includes 29 corresponding to research and development activities.

HORACIO DANIEL MARÍN

President

38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the nine-month periods ended September 30,
	2025	2024
Lawsuits	(22)	(54)
Export Increase Program (1)	19	65
Result from sale of assets (2) (3)	216	-
Result from changes in fair value of assets held for sale (2)	(240)	-
Provision for severance indemnities (2)	(28)	(63)
Provision for operating optimizations (2)	(90)	-
Provision for obsolescence of materials and equipment (2)	(240)	-
Result from revaluation of companies (4)	45	-
Miscellaneous	(57)	2

	(397)	(50)

(1)	See Note 36.h) to the annual consolidated financial statements and Note 36.i).
(2)	See Note 12 “Mature Fields Project“ section.
(3)	See Note 35.b) “Aguada del Chañar” section.
(4)	See Note 4 “Acquisition of equity participation of OLCLP”.

30. NET FINANCIAL RESULTS

	For the nine-month periods ended September 30,
	2025	2024
Financial income
Interest on cash and cash equivalents and investments in financial assets	24	29
Interest on trade receivables	30	48
Other financial income	18	10

Total financial income	72	87

Financial costs
Loan interest	(490)	(522)
Hydrocarbon well abandonment provision financial accretion (1)	(231)	(263)
Other financial costs	(100)	(126)

Total financial costs	(821)	(911)

Other financial results
Exchange differences generated by loans	1	18
Exchange differences generated by cash and cash equivalents and investments in financial assets	(51)	(13)
Other exchange differences, net	28	(107)	(3)
Result on financial assets at fair value through profit or loss	67	135
Result from derivative financial instruments	5	-
Result from net monetary position	(47)	42
Export Increase Program (2)	-	3
Result from transactions with financial assets	-	(7)

Total other financial results	3	71

Total net financial results	(746)	(753)

(1)

Includes 143 and 152 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the nine-month periods ending September 30, 2025 and 2024, respectively, see Note 2.b.13) to the annual consolidated financial statements and Note 12 “Mature Fields Project“ section.

(2)	See Note 36.h) to the annual consolidated financial statements and Note 36.i).
(3)	See Note 2.d).

HORACIO DANIEL MARÍN

President

39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of September 30, 2025 and December 31, 2024, and expenses for the nine-month periods ended September 30, 2025 and 2024, of JO and Consortiums in which the Group participates are as follows:

	September 30, 2025	December 31, 2024
Non-current assets (1)	6,953	6,286
Current assets	367	579

Total assets	7,320	6,865

Non-current liabilities	363	449
Current liabilities	663	769

Total liabilities	1,026	1,218

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the nine-month periods ended September 30,
	2025	2024
Production cost	2,052	1,755
Exploration expenses	7	23

32. SHAREHOLDERS’ EQUITY

As of September 30, 2025, the Company’s capital amounts to 3,928 and treasury shares amount to 5 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2025, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the nine-month periods ended September 30, 2025 and 2024, the Company has not repurchased any of its own shares. Furthermore, on October 14, 2025, the Company repurchased 343,654 of its own shares issued for an amount of 10 for purposes of compliance with the share-based benefit plans.

On April 30, 2025, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2024 and, additionally, approved the following in relation to the retained earnings: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) allocate the amount of 34,205 million of pesos (US$ 33 million) to appropriate a reserve for purchase of treasury shares; and (iii) allocate the amount of 6,787,343 million of pesos (US$ 6,587 million) to appropriate a reserve for investments.

33. EARNINGS PER SHARE

The following table presents the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month periods ended September 30,
	2025	2024
Net (loss) / profit	(172)	2,638
Weighted average number of shares outstanding	392,566,782	392,063,964
Basic and diluted earnings per share	(0.44)	6.73

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

HORACIO DANIEL MARÍN

President

40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

Contingent liabilities are described in Note 34.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

34.b.1) Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On June 30, 2025, the District Court granted Plaintiffs’ turnover motion, ordering the Republic to: (i) transfer its Class D shares of YPF to a global custody account at the Bank of New York Mellon (“BNYM”) in New York within 14 days of the date of the order; and (ii) instruct BNYM to initiate a transfer of the Republic’s ownership interests in its Class D shares of YPF to Plaintiffs or their designees within one business day of the date on which the shares are deposited into the account.

Also on June 30, 2025, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the District Court issued a similar order directing the Republic to turn over its Class A and Class D shares of YPF.

The Republic filed motions to stay the June 30, 2025 turnover orders pending its appeal of those orders, which were denied by the District Court.

On July 10, 2025, the Republic filed with the Court of Appeals: (i) notices of appeal of the June 30, 2025 turnover orders in both Plaintiffs’ and Bainbridge Fund Ltd.’s proceedings; and (ii) emergency motions for a stay pending appeal of the June 30, 2025 turnover orders and an immediate administrative stay. On July 15, 2025, the Court of Appeals granted a temporary administrative stay of the turnover orders pending resolution of the stay motions. On August 15, 2025, the Court of Appeals granted a stay pending resolution of the Republic’s appeal of the June 30, 2025 turnover orders.

YPF is not a party to the aforementioned turnover proceedings.

On July 29, 2025, the District Court lifted the stay of alter ego discovery entered on November 15, 2024, including regarding YPF.

On September 17, 2025, the District Court denied YPF’s request to permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic and ordered Plaintiffs and YPF to continue with the discovery process. It should be noted that the District Court’s decision does not decide the question of whether YPF is an alter ego of the Republic, which YPF strongly denies.

On October 1, 2025, YPF filed a motion for reconsideration of the September 17, 2025 order with the District Court, as well as a pre-motion letter requesting to stay discovery from YPF. On October 6, 2025, Plaintiffs submitted a letter opposing a discovery stay and YPF replied on October 7, 2025. On October 15, 2025, Plaintiffs filed an opposition to YPF’s motion for reconsideration. On October 16, 2025, the District Court held a conference regarding YPF’s request to stay alter ego discovery from YPF. The Court granted the request for a stay pending resolution of YPF’s reconsideration motion. On October 17, 2025, YPF filed its notice of appeal of the September 17, 2025 order. On October 22, 2025, YPF filed its reply to Plaintiffs’ opposition of October 15, 2025.

With respect to the appeal of the final judgment issued on September 15, 2023, the Court of Appeals held oral argument on October 29, 2025.

HORACIO DANIEL MARÍN

President

41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

34.	CONTINGENT ASSETS AND LIABILITIES (cont.)

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

35. CONTRACTUAL COMMITMENTS

35.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements of exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2024 are described in Note 35.a) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén

On March 10, 2025, by means of Decrees No. 275/2025, 276/2025 and 277/2025 the Executive Branch of the Province of Neuquén approved the granting of the CENCH in the “Aguada de la Arena”, “La Angostura Sur I” and “La Angostura Sur II”, and “Narambuena” blocks, respectively. These CENCH have the following characteristics:

-	Aguada de la Arena: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 6 unconventional wells.

-	La Angostura Sur I: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 4 unconventional wells.

-	La Angostura Sur II: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 3 unconventional wells.

-

Narambuena: This CENCH is 50% owned by YPF and 50% by Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) and the commitments assumed include the execution of a pilot plan of 14 unconventional wells.

In addition to the aforementioned commitments assumed by YPF, it includes payments for an exploitation bonus and a corporate social responsibility bonus.

Los Parlamentos

On September 19, 2025, the Company entered into a Settlement Agreement with the Province of Mendoza, through which: (i) “Los Parlamentos” exploration permit is reverted, where existed outstanding commitments to be fulfilled for 14; and (ii) YPF undertakes the commitment to drill a well in the Vaca Muerta formation under the “CN VII/A” exploration permit, with an investment of up to 22; among others. The aforementioned agreement became effective on October 21, 2025, through notification to the Company of Decree No. 2,266/2025 of the Province of Mendoza.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

35.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments of areas are described in Note 35.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

Aguada del Chañar

On March 21, 2025, the assignment of 49% of YPF’s rights and obligations in the “Aguada del Chañar” exploitation concession in favor of Compañía General de Combustibles S.A. (“CGC”) was formalized with effective date as of April 1, 2025.

HORACIO DANIEL MARÍN

President

42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35.	CONTRACTUAL COMMITMENTS (cont.)

The sale price of the transaction agreed by the parties contemplates a sum of 75 and, in addition, CGC will pay on behalf of YPF 80.40% of the investments in the block attributable to YPF’s working interest up to a maximum sum of 372 for a period of 4 years. As of the closing date of the transaction, YPF recognized a gain as a result of the sale of this asset of 19 in the “Other operating results, net” line item in the statement of comprehensive income.

LNG project

On May 2, 2025, YPF, through its subsidiary Sur Inversiones Energéticas, together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“Pampa”) and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), collectively the shareholders of Southern Energy S.A. (“SESA”) have agreed to:

-

Make the final investment decision as provided in the Bareboat Charter Agreement entered into with Golar Hilli Corporation in July 2024, and its subsequent addenda, for the term of 20 years for the charter of the liquefaction vessel Hilli Episeyo (“FLNG Hilli”), with a nominal capacity of 2.45 million tons of LNG per year (“MTPA”), to be located on the coast of the Argentine Sea in the Province of Río Negro, with the purpose of processing natural gas from Vaca Muerta for LNG export (“BBCA Hilli”).

-

Enter into a second Bareboat Charter Agreement with Golar MKII Corporation, for the construction, lease and operation of a new liquefaction vessel, the FUJI LNG (“FLNG MKII”), for 20 years (extendable for an additional period of 5 years at SESA’s option), with a nominal capacity of 3.5 MTPA, in order to increase the capacity to process natural gas from Vaca Muerta and export LNG, subject to closing conditions including, among others, the final future investment decision as provided in such agreement (“BBCA MKII”). On November 4, 2025, after the fulfillment of the closing conditions, the Bareboat Charter Agreement with Golar MKII Corporation became effective.

In order to supply the FLNG Hilli and FLNG MKII vessels with natural gas for the liquefaction process, SESA entered into natural gas supply agreements (“GSA”) with PAE, Sur Inversiones Energéticas, Pampa and Wintershall for the term of 20 years (see Note 36.f)). In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf in the Province of Río Negro. Operations of the FLNG Hilli vessel are expected to commence in late 2027 or early 2028 and those of the FLNG MKII vessel are expected to commence in late 2028.

As of the date of issuance of these condensed interim consolidated financial statements, the shareholding in SESA is as follows: PAE (30%); Sur Inversiones Energéticas (25%); Pampa (20%); SE Argentina Holding B.V., by transfer from Wintershall on July 24, 2025 (15%); and Golar Subholding (10%).

The Company has entered into the GSA and the SESA Shareholders’ Agreement guaranteeing the obligations of its subsidiary Sur Inversiones Energéticas under such agreements. In addition, related to the 25% equity interest of Sur Inversiones Energéticas in SESA, on May 30, 2025, and October 27, 2025, the Company granted guarantees in favor of Golar Hilli Corporation for up to 137.5 and in favor of Golar MKII Corporation for up to 187.5, respectively.

35.c) Granted guarantees

Vaca Muerta Sur Project guarantee

On July 8, 2025, our associated VMOS signed an international syndicated loan for 2,000 to finance the construction of the Vaca Muerta Sur Project. As guarantee for the obligations assumed in this loan, VMOS’s shareholders, including YPF, have granted a fiduciary assignment of their VMOS’s shares as collateral for such financing, which will remain in force until the completion of the Vaca Muerta Sur Project.

HORACIO DANIEL MARÍN

President

43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the Midstream and Downstream business segment

Updates to the regulatory framework described in Notes 36.b), 36.c.1), 36.c.2) and 36.c.4) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.b.1) Regulatory framework associated with the LPG industry

On July 3, 2025, Decree No. 446/2025 was published modifying the LPG Law, which: (i) confirms the free import of LPG; (ii) removes the authority of the PEN to impose restrictions on prices and commercialization conditions; and (iii) limits the intervention of the SE in the LPG industry to technical and safety aspects.

36.c) Regulations applicable to the LNG and Integrated Gas business segment

Updates to the regulatory framework described in Notes 36.c.1) and 36.c.2) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.c.1) Exports of natural gas and LNG

LNG

On April 21, 2025, SE Resolution No. 157/2025 was published, which approved the declaration of sufficiency of natural gas resources in Argentina that would supply local demand and LNG export projects for 63 years, which must be updated by the SE at least every 5 years.

36.d) Regulations applicable to the New Energies business segment

Updates to the regulatory framework described in Notes 36.c.3), 36.c.5) and 36.c.6) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.d.1) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

ENARGAS, through several resolutions, approved the transition tariff schemes to be applied by Metrogas until the rates resulting from the RQT came into force in accordance with the provisions of Decree No. 55/2023.

On April 30, 2025, ENARGAS Resolution No. 257/2025 was published, which approved: (i) the RQT corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025—2030; and (iv) the initial tariff scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, which recognizes a cost for the deferral at a real weighted average cost of the capital employed rate in pesos of 7.64% and establishes that the increase in distribution tariffs for May 2025 applicable to residential users and general service customers will be 3%. The application of the remaining increase derived from the RQT will be completed in the remaining 30 installments, plus the recognition of the cost of the aforementioned deferral.

On June 5, 2025, SE Resolution No. 241/2025 was published, which established that the transportation and distribution tariffs will be adjusted on a monthly basis according to the variations in the indexes established by ENARGAS in the RQT, which correspond to the variation in equal parts of the IPC and the Internal Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the INDEC.

HORACIO DANIEL MARÍN

President

44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

On June 6, 2025, ENARGAS Resolution No. 363/2025 was published, which approved: (i) the methodology for the monthly adjustment of tariffs; and (ii) the tariff charts to be applied by Metrogas effective as from June 6, 2025.

ENARGAS, through several resolutions, approved the tariff schemes to be applied by Metrogas on a monthly basis within the framework of the RQT in accordance with the provisions of ENARGAS Resolution No. 363/2025.

Procedure for the compensation of the lower revenues received by natural gas distributors from their users

On January 31, 2025, SE Resolution No. 24/2025 repealed as from February 1, 2025 MINEM Resolution No. 508-E/2017, which established the procedure to compensate natural gas distributors for lower revenues due to benefits and/or bonuses and higher costs of UNG and unified the compensation mechanisms for lower revenues received as a consequence of the application of incentive programs involving bonuses on the price of natural gas in the PIST. The amounts to be compensated will be deducted from the amounts to be paid by distributors to natural gas producers and will be directly compensated by the SE through the Plan GasAr 2023-2028.

36.d.2) Regulatory framework associated with electric power generation

On July 7, 2025, Decree No. 450/2025 was published, which approves the following amendments to the Regulatory Framework associated with electric power generation: (i) maximum competition and free contracting is guaranteed to generators; (ii) supply contracts will be freely negotiated between the parties; (iii) the figure of “storer” is introduced as the owner of energy storage facilities; (iv) the figure of “free user” is introduced, who, together with large users, may contract independently and for own consumption the energy supply; (v) allows the PEN to authorize generators, distributors and/or large users to build, at their exclusive cost and to satisfy their own needs, a line and/or extension of the transmission grid, which will not provide a public transportation service; and (vi) the extensions of the Argentine Electricity Grid (“SADI”, by its acronym in Spanish) may be of free initiative and at the own risk of whoever executes them.

CAMMESA

The SE, through several complementary notes to SE Resolution No. 21/2025, informed CAMMESA of the “Guidelines for the Standardization of the WEM and its Progressive Adaptation”, which details among others the modifications foreseen for the management of fuels, the determination of prices and the operation of the term market and the spot market, approved by SE Resolution No. 400/2025 and applicable as from November 1, 2025.

36.d.3) Decree No. 55/2023 “Emergency in the National Energy Sector”

On June 2, 2025, Decree No. 370/2025 was published extending the emergency of the national energy sector until July 9, 2026. It also provided for the extension of the intervention of ENRE and ENARGAS until July 9, 2026 or until the constitution, commencement and appointment of the members of the Board of Directors of the National Gas and Electricity Regulatory Agency.

On July 7, 2025, Decree No. 452/2025 was published, establishing the National Gas and Electricity Regulatory Agency and granting a term of 180 days for its commencement of operations.

36.e) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 36.d) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.e.1) Incentive programs for natural gas production

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

The SE, through several resolutions, approves the natural gas prices at the PIST to be passed-through to end-users in connection with current contracts entered into within the framework of the Plan GasAr 2023-2028.

HORACIO DANIEL MARÍN

President

45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

The SE, through several complementary notes to SE Resolution No. 21/2025, instructed CAMMESA to apply a new order of priority for the dispatch of natural gas and established that the acquisition of said fuel will be carried out through 2 modalities: (i) auctions by CAMMESA for the purchase of spot volumes; and (ii) bids by which generators auction volumes with a maximum reference price based on round 4.2. of the Plan GasAr 2023-2028.

36.f) Investment incentive programs

Updates to the regulatory framework described in Note 36.e) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

Large Investment Incentive Regime (“RIGI”)

As of the date of issuance of these condensed interim consolidated financial statements, the following projects of the Group adhered to the RIGI:

-	LNG Project, through our subsidiary Sur Inversiones Energéticas, for the installation of two floating natural gas liquefaction plants to obtain LNG.

-	Vaca Muerta Sur Project, through our associate VMOS, for the construction of a crude oil transportation infrastructure project.

-	El Quemado solar farm, through our joint venture YPF EE, for the construction of a solar farm for electricity generation.

36.g) Tax regulations

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.f) to the annual consolidated financial statements.

36.h) Custom regulations

Updates to the regulatory framework described in Note 36.g) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.h.1) Export duties

Agricultural products

On July 31, 2025, Decree No. 526/2025 was published, which established the permanent reduction in export duties established by Decree No. 38/2025. As from such date, the rates are set at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum.

36.i) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 36.h) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

On April 11, 2025, the Argentine Government announced measures to loosen the foreign exchange regime and reinforce the monetary framework. By virtue of this, the BCRA implemented a new foreign exchange regime in which certain restrictions to access the Foreign Exchange Market were eliminated. The following are the main measures: (i) the “crawling peg” adjustment mechanism is eliminated and the dollar exchange rate in the Foreign Exchange Market may fluctuate in a range between 1,000 pesos and 1,400 pesos, whose limits will be increased at a rate of 1% per month; (ii) the “blend” dollar was eliminated (see Note 36.i) “Export Increase Program” section); (iii) certain foreign exchange restrictions to individuals for the purchase of foreign currency were eliminated; (iv) access to the Foreign Exchange Market is allowed without prior approval of the BCRA for the payment of dividends to non-resident shareholders accrued as from fiscal years beginning on or after January 1, 2025; and (v) the terms for the payment of foreign trade transactions are flexibilized, eliminating the schedule established by the BCRA for access to the Foreign Exchange Market without prior approval for the payment of imports of goods with customs entry registration as from December 13, 2023 and of services rendered and/or accrued as from such date.

HORACIO DANIEL MARÍN

President

46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36.	MAIN REGULATIONS (cont.)

Export Increase Program

On April 14, 2025, Decree No. 269/2025 repealed the Export Increase Program and as from such date the proceeds from the export of goods and services, pre-export financings, post- export financings and advance payments must be settled 100% through the Foreign Exchange Market within a general term of 20 days.

36.j) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.i) to the annual consolidated financial statements.

36.k) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No 1,057/2024 (“Decree No 1,057/2024”)

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.j) to the annual consolidated financial statements.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN

President

47
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of September 30, 2025 and December 31, 2024:

	September 30, 2025
	Other receivables			Trade receivables		Investments in financial assets	Accounts payable		Contract liabilities		Contract assets
	Non-Current	Current		Current		Current	Current		Current		Current
Joint Ventures:
YPF EE	-	6		9		3	34		-		-
Profertil	-	-	(1)	24		-	25		-		-
MEGA	-	-		81		-	-	(1)	-	(1)	2
Refinor	-	-		7		-	1		-		-
OLCLP (2)	-	-		-		-	-		-		-
Sustentator	-	-		-	(1)	-	-		-		-
CT Barragán	-	-		-	(1)	-	-		-		-
OTA	-	-		-	(1)	-	2		-		-
OTC	-	-		-		-	-		-		-

	-	6		121		3	62		-		2

Associates:
CDS	-	-		-	(1)	-	-		-		-
YPF Gas	-	2		20		-	3		-		-
Oldelval	156	13		-	(1)	4	28		-		-
Termap	-	-		-		-	2		-		-
GPA	-	-		-		-	2		-		-
OTAMERICA	46	11		-	(1)	1	5		-		-
Gas Austral	-	-		-	(1)	-	-	(1)	-		-
VMOS	-	12		25		-	-		34		-

	202	38		45		5	40		34		-

	202	44		166		8	102		34		2

	December 31, 2024
	Other receivables			Trade receivables		Investments in financial assets	Accounts payable		Contract liabilities	Contract assets
	Non-Current	Current		Current		Current	Current		Current	Current
Joint Ventures:
YPF EE	-	5		4		3	43		-	-
Profertil	-	-	(1)	14		-	17		-	-
MEGA	-	-		50		-	1		-	16
Refinor	-	-		11		-	1		-	-
OLCLP (2)	-	-	(1)	-	(1)	-	3		-	-
Sustentator	-	-		-	(1)	-	-		-	-
CT Barragán	-	-		-		-	-		-	-
OTA	-	-		-	(1)	-	2		-	-
OTC	-	-		-		-	-		-	-

	-	5		79		3	67		-	16

Associates:
CDS	-	-	(1)	1		-	-		-	-
YPF Gas	-	1		20		-	1		-	-
Oldelval	140	4		-	(1)	4	13		-	-
Termap	-	-		-		-	3		-	-
GPA	-	-		-		-	4		-	-
OTAMERICA	19	8		-	(1)	- (1)	4		-	-
Gas Austral	-	-		-	(1)	-	-	(1)	-	-
VMOS	-	17		-		-	-		-	-

	159	30		21		4	25		-	-

	159	35		100		7	92		-	16

(1)	The registered amount is less than 1.
(2)	As of June 4, 2025 OLCLP is a subsidiary of YPF, see Note 4 “Acquisition of equity participation of OLCLP” section.

HORACIO DANIEL MARÍN

President

48
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month periods ended September 30,
	2025						2024
	Revenues		Costs and expenses		Net interest income (loss)		Revenues		Costs and expenses		Net interest income (loss)
Joint Ventures:
YPF EE	18		98		-	(1)	21		77		-	(1)
Profertil	65		82		-		80		95		-	(1)
MEGA	289		1		-		282		8		-	(1)
Refinor	53		8		-	(1)	55		8		1
OLCLP (2)	-		-		-		1		10		-
Sustentator	-		-		-		-		-		-
CT Barragán	-	(1)	-		-		-	(1)	-		-
OTA	-	(1)	16		-		-	(1)	14		-
OTC	-		-		-		-		-	(1)	-

	425		205		-		439		212		1

Associates:
CDS	6		-		-	(1)	-	(1)	-		-	(1)
YPF Gas	69		2		-	(1)	50		3		-	(1)
Oldelval	-	(1)	83		-	(1)	-	(1)	46		-	(1)
Termap	-		16		-		-		18		-
GPA	-		18		-		-		15		-
OTAMERICA	3	(1)	36		-	(1)	-	(1)	23		-
Gas Austral	3		-	(1)	-	(1)	3		-	(1)	-
VMOS	42		-		-		-		-		-

	123		155		-		53		105		-

	548		360		-		492		317		1

(1)	The registered amount is less than 1.
(2)	As of June 4, 2025 OLCLP is a subsidiary of YPF, see Note 4 “Acquisition of equity participation of OLCLP” section.

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (14)				Transactions
		Receivables / (Liabilities)				Income / (Costs)
		September 30, 2025		December 31, 2024		For the nine-month periods ended September 30,
Client / Suppliers	Ref.					2025		2024
SE	(1) (13)	108		20		142		148
SE	(2) (13)	5		6		6		6
SE	(3) (13)	-	(15)	-	(15)	-		-
SE	(4) (13)	2		5		4		17
SE	(5) (13)	5		7		-		-
Secretary of Transport	(6) (13)	-	(15)	-	(15)	-		4
CAMMESA	(7)	73		80		318		347
CAMMESA	(8)	(3)		(2)		(12)		(43)
ENARSA	(9)	201		67		270		190
ENARSA	(10)	(58)		(68)		(34)		(62)
Aerolíneas Argentinas S.A.	(11)	29		27		221		249
Aerolíneas Argentinas S.A.	(12)	-	(15)	-	(15)	-	(15)	-	(15)

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 36.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 36.d.2) “Propane Network Agreement“ section to the annual consolidated financial statements.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 37 to the annual consolidated financial statements.

(4)

Compensation for the lower income that natural gas distribution service by networks licensed companies receive from their users, see Note 36.c.3) to the annual consolidated financial statements and Note 36.d.1).

(5)	Compensation by Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 37 to the annual consolidated financial statements.
(7)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(8)	Purchases of electrical energy.
(9)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(10)	Purchases of natural gas and crude oil.
(11)	Sales of jet fuel.
(12)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(13)

Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.

(14)	Do not include, if applicable, the provision for doubtful trade receivables.
(15)	The registered amount is less than 1.

HORACIO DANIEL MARÍN

President

49
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of September 30, 2025, the Group holds Bonds of the Argentine Republic 2029 and 2030, BCRA bonds (BOPREAL, for its acronym in spanish) and bills issued by the National Government identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month periods ended September 30, 2025 and 2024, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 331 and 368, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of September 30, 2025 and December 31, 2024 amounts to 23 and 84, respectively. See Note 37 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month periods ended September 30,
	2025	2024
Short-term benefits (1)	22	20
Share-based benefits (2)	(1)	7
Post-retirement benefits	1	1
Termination benefits	4	-

	26	28

(1)	Does not include social security contributions of 5 and 5 for the nine-month periods ended September 30, 2025 and 2024, respectively.
(2)	Include Value Generation Plan, see Note 38 and Note 38 to the annual consolidated financial statements.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 38 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 3 and 3 for the nine-month periods ended September 30, 2025 and 2024, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 146 and 165 for the nine-month periods ended September 30, 2025 and 2024, respectively.

Share-based benefit plans

As of September 30, 2025, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 10.87 per PSARs. The amount charged to expense in relation with Value Generation Plan was a recovery of 7 due to changes in the fair value estimate of the option and a loss of 7, for the nine-month periods ended September 30, 2025 and 2024, respectively. As of December 31, 2024, weighted average fair value was US$ 28.6 per PSARs.

The amount charged to expense in relation with the remaining share-based benefit plans was 9 and 5 to be settled in equity instruments, for the nine-month periods ended September 30, 2025 and 2024, respectively, and 1 and 8 to be settled in cash, for the nine-month periods ended September 30, 2025 and 2024, respectively.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN

President

50
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, or as otherwise indicated)

39. SUBSEQUENT EVENTS

Issuance of NO

On October 8, 2025, the Company issued in the local market Class XLI NO denominated and payable in U.S. dollars for a nominal amount of 99, maturing in January 2027 and quarterly interest payments at a fixed nominal annual rate of 6%.

On November 5, 2025, the Company issued Additional Class XXXI NO for a nominal amount of 500 at an issue price of US$ 102.07 per US$ 100 of nominal value in the international market. The Additional Class XXXI NO mature in September 2031 and pay semi-annual interest at a fixed nominal annual rate of 8.75%.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of September 30, 2025, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 7, 2025.

HORACIO DANIEL MARÍN

President

Item 2

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

1

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection and Customs Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Subsidiary Argentina LNG S.A.U.
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA ENRE	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”) National Electricity Regulatory Agency
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Subsidiary Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTAMERICA	Associate OTAMERICA Ebytem S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	Subsidiary SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Subsidiary Sur Inversiones Energéticas S.A.U.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Subsidiary Vaca Muerta Inversiones S.A.U.
VMOS	Associate VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 49 beginning on January 1, 2025.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	Notes	September 30, 2025	December 31, 2024
ASSETS
Non-current assets
Intangible assets	8	1,452,458	505,827
Property, plant and equipment	9	26,997,455	19,307,423
Right-of-use assets	10	808,301	765,243
Investments in associates and joint ventures	11	2,636,990	2,019,790
Deferred income tax assets, net	19	6,043	339,492
Other receivables	14	1,064,415	348,051
Trade receivables	15	1,185	1,333

Total non-current assets		32,966,847	23,287,159

Current assets
Assets held for sale	12	672,258	1,583,158
Inventories	13	2,103,267	1,593,666
Contract assets	26	9,890	31,207
Other receivables	14	922,330	569,910
Trade receivables	15	2,599,944	1,668,947
Investments in financial assets	16	297,953	401,382
Cash and cash equivalents	17	1,099,247	1,151,868

Total current assets		7,704,889	7,000,138

TOTAL ASSETS		40,671,736	30,287,297

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,952	7,128
Retained earnings		15,691,847	12,000,469

Shareholders’ equity attributable to shareholders of the parent company		15,696,799	12,007,597

Non-controlling interest		305,545	224,363

TOTAL SHAREHOLDERS’ EQUITY		16,002,344	12,231,960

LIABILITIES
Non-current liabilities
Provisions	18	1,543,329	1,117,925
Contract liabilities	26	228,484	116,883
Deferred income tax liabilities, net	19	535,530	92,701
Income tax liability		1,791	2,514
Taxes payable	20	348	224
Salaries and social security	21	35,789	34,891
Lease liabilities	22	431,251	418,510
Loans	23	10,947,289	7,249,715
Other liabilities	24	621,394	76,561
Accounts payable	25	7,872	5,904

Total non-current liabilities		14,353,077	9,115,828

Current liabilities
Liabilities directly associated with assets held for sale	12	1,257,387	2,201,617
Provisions	18	183,114	119,391
Contract liabilities	26	161,517	74,795
Income tax liability		27,530	130,347
Taxes payable	20	341,801	254,619
Salaries and social security	21	448,807	423,974
Lease liabilities	22	427,153	381,146
Loans	23	3,647,962	1,964,777
Other liabilities	24	511,242	422,209
Accounts payable	25	3,309,802	2,966,634

Total current liabilities		10,316,315	8,939,509

TOTAL LIABILITIES		24,669,392	18,055,337

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		40,671,736	30,287,297

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

4

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the nine-month periods ended September 30,		For the three-month periods ended September 30,
	Notes	2025	2024	2025	2024
Net income

Revenues	26	16,621,228	13,050,823	6,337,445	5,058,762
Costs	27	(12,122,374)	(9,179,609)	(4,533,716)	(3,532,607)

Gross profit		4,498,854	3,871,214	1,803,729	1,526,155

Selling expenses	28	(1,858,841)	(1,433,817)	(675,362)	(526,528)
Administrative expenses	28	(718,380)	(524,334)	(279,509)	(216,433)
Exploration expenses	28	(78,166)	(119,862)	(22,339)	(24,122)
Reversal / (Impairment) of property, plant and equipment and inventories write-down	9-27	5,326	(24,896)	(5,134)	(20,740)
Other net operating results	29	(451,267)	(42,311)	(64,572)	(44,758)

Operating profit		1,397,526	1,725,994	756,813	693,574

Income from equity interests in associates and joint ventures	11	132,706	225,507	41,357	99,532

Financial income	30	85,900	78,787	38,728	17,908
Financial costs	30	(945,623)	(777,953)	(336,753)	(245,518)
Other financial results	30	35,225	95,033	(4,156)	43,761

Net financial results	30	(824,498)	(604,133)	(302,181)	(183,849)

Net profit before income tax		705,734	1,347,368	495,989	609,257

Income tax	19	(887,372)	1,077,802	(739,322)	799,908

Net (loss) / profit for the period		(181,638)	2,425,170	(243,333)	1,409,165

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(315,873)	(77,494)	(159,775)	(25,216)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		259,299	487,428	74,621	100,684
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		4,010,772	1,620,440	2,023,718	621,269

Other comprehensive income for the period		3,954,198	2,030,374	1,938,564	696,737

Total comprehensive income for the period		3,772,560	4,455,544	1,695,231	2,105,902

Net (loss) / profit for the period attributable to:
Shareholders of the parent company		(213,448)	2,387,951	(257,626)	1,393,486
Non-controlling interest		31,810	37,219	14,293	15,679
Other comprehensive income for the period attributable to:
Shareholders of the parent company		3,904,826	1,946,892	1,924,091	678,923
Non-controlling interest		49,372	83,482	14,473	17,814
Total comprehensive income for the period attributable to:
Shareholders of the parent company		3,691,378	4,334,843	1,666,465	2,072,409
Non-controlling interest		81,182	120,701	28,766	33,493
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	(543.72)	6,090.72	(656.36)	3,552.91

(1) Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2) Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

5

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month period ended September 30, 2025
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,922	6,083	11	18	3,563		(9,655)	2,546	640	7,128
Accrual of share-based benefit plans (3)	-	-	-	-	10,341		-	-	-	10,341
Settlement of share-based benefit plans	6	9	(6)	(9)	(13,095)		(10,566)	11,144	-	(12,517)
Release of reserves (5)	-	-	-	-	-		-	-	-	-
Appropriation to reserves (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net (loss) / profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,928	6,092	5	9	809		(20,221)	13,690	640	4,952

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	810,651	-	4,365,198	36,708	4,296,133		2,491,779	12,007,597	224,363	12,231,960
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	10,341	-	10,341
Settlement of share-based benefit plans	-	-	-	-	-		-	(12,517)	-	(12,517)
Release of reserves (5)	-	-	(4,365,198)	(36,708)	-		4,401,906	-	-	-
Appropriation to reserves (5)	-	-	6,787,343	34,205	-		(6,821,548)	-	-	-
Other comprehensive income	271,397	-	2,272,327	11,451	1,350,050		(399)	3,904,826	49,372	3,954,198
Net (loss) / profit for the period	-	-	-	-	-		(213,448)	(213,448)	31,810	(181,638)

Balance at the end of the period	1,082,048	-	9,059,670	45,656	5,646,183	(1)	(141,710)	15,696,799	305,545	16,002,344

(1)

Includes 6,191,834 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36.l) “Effect of the translation of the shareholders’ contributions” section), (3,021,199) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (2,173,020) corresponding to the effect of the translation to YPF´s presentation currency) and 2,475,548 corresponding to the recognition of the result from the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 1,506,278 corresponding to the effect of the translation to YPF´s presentation currency). See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)

Includes 94,706 and 72,137 restricted to the distribution of retained earnings as of September 30, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.

(5)	As decided in the Shareholders’ Meeting on April 30, 2025.

HORACIO DANIEL MARÍN President

6

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month period ended September 30, 2024
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	6,078	14	23	855		(5,635)	(387)	640	5,507
Accrual of share-based benefit plans (3)	-	-	-	-	4,119		-	-	-	4,119
Settlement of share-based benefit plans	3	5	(3)	(5)	(3,466)		(3,669)	2,429	-	(4,706)
Release of reserves and absorption of accumulated losses (5)	-	-	-	-	-		-	-	-	-
Appropriation to reserves (5)	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,922	6,083	11	18	1,508		(9,304)	2,042	640	4,920

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	634,747	182,371	4,297,009	28,243	3,077,042		(1,003,419)	7,221,500	82,315	7,303,815
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	4,119	-	4,119
Settlement of share-based benefit plans	-	-	-	-	-		-	(4,706)	-	(4,706)
Release of reserves and absorption of accumulated losses (5)	-	(182,371)	(4,297,009)	(28,243)	-		4,507,623	-	-	-
Appropriation to reserves (5)	-	-	3,418,972	28,745	-		(3,447,717)	-	-	-
Other comprehensive income	127,525	-	685,712	5,773	948,446		179,436	1,946,892	83,482	2,030,374
Net profit for the period	-	-	-	-	-		2,387,951	2,387,951	37,219	2,425,170

Balance at the end of the period	762,272	-	4,104,684	34,518	4,025,488	(1)	2,623,874	11,555,756	203,016	11,758,772

(1)

Includes 4,359,209 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36.l) “Effect of the translation of the shareholders’ contributions” section), (1,890,429) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (1,387,801) corresponding to the effect of the translation to YPF´s presentation currency) and 1,556,708 corresponding to the recognition of the result from the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 863,151 corresponding to the effect of the translation to YPF´s presentation currency). See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)

Includes 68,008 and 56,487 restricted to the distribution of retained earnings as of September 30, 2024 and December 31, 2023, respectively. See Note 31 to the annual consolidated financial statements.

(5)	As decided in the Shareholders’ Meeting on April 26, 2024.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

7

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the nine-month periods ended September 30,
	2025	2024
Cash flows from operating activities
Net (loss) / profit	(181,638)	2,425,170
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(132,706)	(225,507)
Depreciation of property, plant and equipment	2,571,186	1,539,948
Amortization of intangible assets	55,124	28,314
Depreciation of right-of-use assets	252,473	178,540
Retirement of property, plant and equipment and intangible assets and consumption of materials	391,510	334,451
Charge on income tax	887,372	(1,077,802)
Net increase in provisions	691,928	468,893
(Reversal) / Impairment of property, plant and equipment and inventories write-down	(5,326)	24,896
Effect of changes in exchange rates, interest and others	676,016	509,280
Share-based benefit plans	10,341	4,119
Result from sale of assets	(244,313)	-
Result from changes in fair value of assets held for sale	260,132	-
Result from revaluation of companies	(52,934)	-
Changes in assets and liabilities:
Trade receivables	(660,580)	(828,591)
Other receivables	(256,603)	(329,251)
Inventories	6,169	(40,220)
Accounts payable	(231,211)	705,173
Taxes payable	50,952	101,887
Salaries and social security	3,224	165,687
Other liabilities	(332,229)	(38,901)
Decrease in provisions due to payment/use	(154,881)	(109,421)
Contract assets	21,317	(29,450)
Contract liabilities	134,542	14,023
Dividends received	208,260	116,435
Proceeds from collection of profit loss insurance	5,372	-
Income tax payments	(167,965)	(24,004)

Net cash flows from operating activities (1) (2)	3,805,532	3,913,669

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(4,290,491)	(3,747,844)
Additions of assets held for sale	(45,680)	(159,993)
Contributions and acquisitions of interests in associates and joint ventures	(87,814)	-
Acquisitions from business combinations net of cash and cash equivalents	(956,098)	-
Proceeds from sales of financial assets	243,733	183,603
Payments from purchase of financial assets	(80,406)	(190,319)
Interests received from financial assets	4,277	28,859
Proceeds from concessions, assignment agreements and sale of assets	84,975	57,429

Net cash flows used in investing activities	(5,127,504)	(3,828,265)

Financing activities: (3)
Payments of loans	(2,112,223)	(1,800,992)
Payments of interests	(630,256)	(537,420)
Proceeds from loans	4,154,321	2,355,129
Account overdrafts, net	-	(45,089)
Payments of leases	(359,662)	(260,023)
Payments of interests in relation to income tax	(2,789)	(2,362)

Net cash flows from / (used in) financing activities	1,049,391	(290,757)

Effect of changes in exchange rates on cash and cash equivalents	219,960	148,520

Decrease in cash and cash equivalents	(52,621)	(56,833)

Cash and cash equivalents at the beginning of the fiscal year	1,151,868	905,956
Cash and cash equivalents at the end of the period	1,099,247	849,123

Decrease in cash and cash equivalents	(52,621)	(56,833)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 60,104 and 94,238 for the nine-month periods ended September 30, 2025 and 2024, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2025	2024
Unpaid acquisitions of property, plant and equipment and intangible assets	779,445	425,932
Unpaid additions of assets held for sale	912	20,934
Additions of right-of-use assets	200,528	151,247
Capitalization of depreciation of right-of-use assets	52,175	41,688
Capitalization of financial accretion for lease liabilities	7,466	4,697
Capitalization in associates and joint ventures	13,726	-
Contract liabilities arising from company acquisitions	16,110	-
Receivables from the sale of non-cash-settled assets	595,592	-

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Midstream and Downstream LNG and Integrated Gas and New Energies business segments (see Note 6).

Structure and organization of the economic group

The following table presents the main companies of the Group as of September 30, 2025:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A.	100%	Subsidiary
SC Gas (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI (8)	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	99,99%	Subsidiary
OLCLP (6)	Argentina	Hydrocarbon transportation	100%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	50%	Joint venture
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33,15%	Associate
VMOS (3) (7)	Argentina	Hydrocarbon transportation	24,49%	Associate
YPF Gas	Argentina	Commercialization of natural gas	33,99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71,50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
Profertil	Argentina	Production and commercialization of fertilizers	50%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (5)	Argentina	Generation of electric power	10,25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.

(2)	See Note 36.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.

(3)

On December 13, 2024, YPF together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS, which main purpose is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L., CDC ApS, Shell Compañía Argentina de Petróleo S.A., Shell Overseas Investments B.V., Gas y Petróleo del Neuquén S.A. and Tecpetrol S.A. As of the date of issuance of these condensed interim consolidated financial statements, the aforementioned companies have exercised such stock options becoming shareholders of VMOS.

(4)	See Note 4 “Acquisition of Mobil Argentina S.A.” section.

(5)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.

(6)	See Note 4 “Acquisition of equity participation of OLCLP” section.

(7)	See Note 35.c).

(8)	See Note 4 “Acquisition of VMI” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of September 30, 2025, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Midstream and Downstream
-	LNG and Integrated Gas
-	New Energies
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells natural gas, lubricants and derivatives in Chile.

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the nine-month period ended September 30, 2025, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2024 (“annual consolidated financial statements”) presented in accordance with IFRS Accounting Standards as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s Rules have been included.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2025, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the nine-month period ended September 30, 2025 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19 and the change in the presentation of exchange differences generated by deferred tax described in Note 2.d).

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the CNV rules, the Company must present its financial statements in pesos.

Business combinations

The Group analyzes whether the assets acquired and liabilities assumed in a purchase transaction qualify as a business combination in accordance with IFRS 3 “Business combinations”. Business combinations are accounted for using the acquisition method, which requires, among others, the recognition and measurement at fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest. The excess of the consideration transferred over such fair value is recognized as goodwill and the shortfall as a gain in profit or loss for the period.

When the assets acquired are not a business, the Group accounts for the transaction as the acquisition of an asset.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as from January 1, 2025

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2025, as described in Note 2.b.14) to the annual consolidated financial statements.

The adoption of the amendments mentioned in Note 2.b.14) “Amendments to IAS 21 - Lack of exchangeability” section to the annual consolidated financial statements has not had a significant effect on these condensed interim consolidated financial statements.

Standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2024 and for the nine-month period ended September 30, 2024 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes have been made to the comparative figures in Notes 6 and 26 as mentioned in Note 6.

Additionally, the Group has changed the presentation of exchange differences generated by deferred tax classifying these items as deferred tax expense (income) in accordance with IAS 12 “Income taxes”. Previously, these exchange differences were presented in the “Other exchange differences, net” line item under “Other financial results” in the statement of comprehensive income and, from this period, they are presented in the “Income tax” line item in the statement of comprehensive income (see Note 19). The purpose of this change is to provide more useful information and improve the comparability of the Group’s financial statements with its peers. The comparative information has been restated by reclassifying a gain of 148,702 and 43,699 from “Other financial results” line item to “Income tax” line item in the statement of comprehensive income for the nine and three-month periods ended September 30, 2024, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, cash flows, operating profit or loss and net profit or loss.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the nine-month period ended September 30, 2025 are described below:

Acquisition of Mobil Argentina S.A.

On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.

On January 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was US$ 327 million in cash. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U. (“SC Gas”), being YPF its sole shareholder.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b) “Business combinations” section). The following table details the consideration transferred, the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date:

	Fair value at acquisition date in millions of U.S. dollars (1)	Fair value at acquisition date in millions of pesos (1)
Fair value of identifiable assets and liabilities assumed:
Intangible assets	117	123,084
Property, plant and equipment	161	169,372
Other receivables	7	7,364
Trade receivables	10	10,520
Cash and cash equivalents	60	63,120
Provisions	(6)	(6,312)
Deferred income tax liabilities, net	(15)	(15,780)
Accounts payable	(7)	(7,364)

Total identifiable net assets / Consideration	327	344,004

(1)	The amounts correspond to the pesos at the exchange rate on the date of purchase.

Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)

On January 31, 2025, after the fulfillment of the closing conditions of the share purchase and sale agreement of the subsidiary YPF Brasil, the sale and transfer by YPF to the GMZ HOLDING LTDA. and IGP HOLDING PARTICIPAÇÕES S.A., with the intervention of USIQUÍMICA DO BRASIL LTDA. as guarantor of the transaction, of 100% of the shares and capital stock of YPF Brasil was completed. The sale price of the transaction was US$ 2.3 million. See Note 3 “Sale of equity participation in YPF Brasil” section to the annual consolidated financial statements.

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair value of the assets and liabilities of YPF Brasil classified as held for sale, as of the closing date of the transaction, the result from the sale did not have significant effects. In addition, the translation differences accumulated in the “Other comprehensive income” account and reclassified to the profit or loss due to the loss of control of the subsidiary amounted to a loss of 851.

Acquisition of equity participation of OLCLP

On January 31, 2025, the Company entered into a share purchase and sale agreement with Tecpetrol S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 15% of the shares and capital stock of OLCLP joint venture. On June 4, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Tecpetrol S.A. to YPF of 15% of the shares and capital stock of OLCLP was completed.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

4.  ACQUISITIONS AND DISPOSALS (cont.)

As of the acquisition date, YPF, which owned 85% of the capital stock of OLCLP prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of OLCLP.

The amount of the transaction was US$ 15 million, which was cancelled by offsetting payment obligations assumed by Tecpetrol S.A. under a firm transportation services agreement for the “Vaca Muerta Sur” Pipeline of US$ 13.6 million, and the remaining balance of US$ 1.4 million in cash.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b) “Business combinations” section). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of OLCLP:

	Fair value at acquisition date in millions of U.S. dollars (1)	Fair value at acquisition date in millions of pesos (1)
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	93	110,066
Trade receivables	4	4,734
Investments in financial assets	2	2,367
Cash and cash equivalents	14	16,569
Deferred income tax liabilities, net	(1)	(1,184)
Taxes payable	(2)	(2,367)
Accounts payable	(3)	(3,551)

Total identifiable net assets	107	126,634

(1)	The amounts correspond to the pesos at the exchange rate on the date of purchase.

As a result of the transaction, YPF recognized a gain of 52,934 in “Other operating results, net” line item in the statement of comprehensive income corresponding to the revaluation to fair value at the acquisition date of the previous equity participation held by YPF in the equity of OLCLP.

Acquisition of VMI

On August 6, 2025, the Company entered into a share purchase agreement with Total Austral S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 100% of the shares and capital stock of VMI.

On September 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Total Austral S.A. to YPF of 100% of the shares and capital stock of VMI, which holds a 45% working interest in the La Escalonada and Rincón La Ceniza unconventional exploitation concessions in the Province of Neuquén, was completed. The amount of the transaction was US$ 523 million in cash.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b) “Business combinations” section). The following table sets forth the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date of 100% of VMI:

	Fair value at acquisition date in millions of U.S. dollars (1)	Valor razonable a la fecha de adquisición en millones de pesos (1) (2)
Fair value of identifiable assets and liabilities assumed:
Intangible assets	463	636,857
Property, plant and equipment	81	111,416
Other receivables	23	31,636
Cash and cash equivalents	3	4,127
Provisions	(6)	(8,253)
Other liabilities	(24)	(33,012)
Accounts payable	(17)	(23,384)

Total identifiable net assets / Consideration	523	719,387

(1)	In accordance with IFRS 3, during the measurement period, an entity may adjust the provisional amounts recognized in a business combination, therefore, fair values may be adjusted during the period.
(2)	The amounts correspond to the pesos at the exchange rate on the date of purchase.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

4.  ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of Refinor

On October 28, 2025, the Company entered into a share purchase and sale agreement with Hidrocarburos del Norte S.A. whereby YPF acquired 50% of the shares and capital stock of Refinor joint venture. As of that date YPF, which owned 50% of the capital stock of Refinor prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of Refinor. The amount of the transaction was US$ 25.2 million.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3. As of the date of issuance of these condensed interim consolidated financial statements and due to the recent closing of the transaction, the Group is in the process of determining the accounting impact of this transaction. Consequently, it is not possible to disclose the information required by IFRS 3 in relation to the measurement of the assets acquired and liabilities assumed at their fair values at the acquisition date and the impact on the Group’s results and cash flows from the recording of this acquisition.

5.  FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2025, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

●	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 17, 33 and 34 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of September 30, 2025, the Group is in compliance with its covenants.

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented in U.S. dollars, the functional currency of the Company (see Note 2.b)), consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

As of the current fiscal year, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created, and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency respectively, the complete management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of the business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments. The changes in the business segments had no impact on the CGUs defined in Note 2.b.5) to the annual consolidated financial statements.

As aforementioned and in Note 5 to the annual consolidated financial statements, the comparative information for the fiscal year ended December 31, 2024 and the nine-month period ended September 30, 2024 has been restated.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in this business segment, were assigned to Central Administration and Others.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to this business segment.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of B2C (Retail), B2B (Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy, and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

•	New Energies

On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the complete management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to this business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to this business segment.

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our investments in associates and joint ventures, this business segment performs activities related to: (i) the generation of conventional thermal electric power and renewable energy; and (ii) the production, storage, distribution and sale of fertilizers.

Its revenues are mainly derived from the sale of natural gas through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; and (iii) the construction activities through our subsidiary AESA.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in the Upstream business segment, were assigned to Central Administration and Others. In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos
	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2025
Revenues	66		11,229	1,371	650	576	-	13,892	16,621,228
Revenues from intersegment sales	5,863		151	256	5	821	(7,096)	-	-

Revenues	5,929		11,380	1,627	655	1,397	(7,096)	13,892	16,621,228

Operating profit or loss	472	(3)	826	(11)	86	(209)	(8)	1,156	1,397,526
Income from equity interests in associates and joint ventures	-		14	30	63	-	-	107	132,706

Net financial results								(746)	(824,498)
Net profit before income tax								517	705,734
Income tax								(667)	(887,372)
Net loss for the period								(150)	(181,638)

Acquisitions of property, plant and equipment	2,845		749	26	25	79	-	3,724	4,560,144
Acquisitions of right-of-use assets	35		125	-	-	8	-	168	200,528
Increases from business combinations (4)	822		93	-	-	-	-	915	1,150,795

Other income statement items
Depreciation of property, plant and equipment (2)	1,691		392	2	25	62	-	2,172	2,571,186
Amortization of intangible assets	-		27	-	9	8	-	44	55,124
Depreciation of right-of-use assets	114		93	1	-	6	-	214	252,473
Reversal of impairment losses of property, plant and equipment and inventories write-down	-		-	-	(4)	-	-	(4)	(5,326)

Balance as of September 30, 2025
Assets	13,300		11,194	953	2,458	1,899	(235)	29,569	40,671,736

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos
	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2024
Revenues	37		11,861	1,339	691	614	-	14,542	13,050,823
Revenues from intersegment sales	6,269		91	227	6	742	(7,335)	-	-

Revenues	6,306		11,952	1,566	697	1,356	(7,335)	14,542	13,050,823

Operating profit or loss	1,095	(3)	1,156	(45)	83	(170)	(109)	2,010	1,725,994
Income from equity interests in associates and joint ventures	-		20	60	183	-	-	263	225,507

Net financial results								(753)	(604,133)
Net profit before income tax								1,520	1,347,368
Income tax								1,157	1,077,802
Net profit for the period								2,677	2,425,170

Acquisitions of property, plant and equipment	3,023		888	8	23	70	-	4,012	3,748,463
Acquisitions of right-of-use assets	60		104	-	-	-	-	164	151,247
Increases from business combinations	-		-	-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	1,279		365	1	24	63	-	1,732	1,539,948
Amortization of intangible assets	-		21	-	10	-	-	31	28,314
Depreciation of right-of-use assets	118		83	-	-	-	-	201	178,540
Impairment of property, plant and equipment and inventories write-down (5)	21		-	-	5	-	-	26	24,896

Balance as of December 31, 2024
Assets	12,795		10,735	743	2,524	2,822	(228)	29,391	30,287,297

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (1) million and US$ (56) million of unproductive exploratory drillings as of September 30, 2025 and 2024, respectively.
(4)	See Notes 8 and 9.
(5)	See Notes 2.b.8), 2.c) and 8 to the annual consolidated financial statements and Note 27.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets measured at fair value through profit or loss as of September 30, 2025 and December 31, 2024, and their allocation to their fair value hierarchy levels:

	As of September 30, 2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	284,989	-	-	284,989
- Private securities - NO	12,964	-	-	12,964

	297,953	-	-	297,953

Cash and cash equivalents:
- Mutual funds	446,925	-	-	446,925
- Public securities	5,502	-	-	5,502

	452,427	-	-	452,427

	750,380	-	-	750,380

	As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	392,011	-	-	392,011
- Private securities - NO	9,371	-	-	9,371

	401,382	-	-	401,382

Cash and cash equivalents:
- Mutual funds	451,416	-	-	451,416
- Public securities	-	-	-	-

	451,416	-	-	451,416

	852,798	-	-	852,798

The Group has no financial liabilities measured at fair value through profit or loss.

During the nine-month period ended September 30, 2025, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 14,318,606 and 9,079,899 as of September 30, 2025 and December 31, 2024, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.  INTANGIBLE ASSETS

	September 30, 2025	December 31, 2024
Net carrying amount of intangible assets	1,507,102	546,765
Provision for impairment of intangible assets	(54,644)	(40,938)

	1,452,458	505,827

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	778,570	88,737	347,634	1,214,941
Accumulated amortization	567,910	-	318,457	886,367
Balance as of December 31, 2023	210,660	88,737	29,177	328,574

Cost
Increases	80,146	-	14,218	94,364
Increases from business combinations	-	-	-	-
Translation effect	223,954	24,583	85,173	333,710
Adjustment for inflation (1)	-	-	52,369	52,369
Decreases, reclassifications and other movements	-	-	52,373	52,373

Accumulated amortization
Increases	25,017	-	17,127	42,144
Translation effect	160,502	-	81,135	241,637
Adjustment for inflation (1)	-	-	30,945	30,945
Decreases, reclassifications and other movements	-	-	(101)	(101)

Cost	1,082,670	113,320	551,767	1,747,757
Accumulated amortization	753,429	-	447,563	1,200,992
Balance as of December 31, 2024	329,241	113,320	104,204	546,765

Cost
Increases	66,460	-	9,118	75,578
Increases from business combinations	-	759,941	-	759,941
Translation effect	372,486	59,317	153,500	585,303
Adjustment for inflation (1)	-	-	24,420	24,420
Decreases, reclassifications and other movements	-	(57,196)	23,594	(33,602)

Accumulated amortization
Increases	23,094	-	32,030	55,124
Translation effect	256,206	-	128,263	384,469
Adjustment for inflation (1)	-	-	15,753	15,753
Decreases, reclassifications and other movements	-	-	(4,043)	(4,043)

Cost	1,521,616	875,382	762,399	3,159,397
Accumulated amortization	1,032,729	-	619,566	1,652,295
Balance as of September 30, 2025	488,887	875,382	142,833	1,507,102

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	September 30, 2025	December 31, 2024
Net carrying amount of property, plant and equipment	28,139,501	20,049,632
Provision for obsolescence of materials and equipment	(598,357)	(229,813)
Provision for impairment of property, plant and equipment	(543,689)	(512,396)

	26,997,455	19,307,423

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month periods ended September 30, 2025 and as of the year ended December 31, 2024 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,082,634	42,849,530	7,191,844	545,647	1,157,739	4,573,051	105,041	700,464	1,115,998	653,172	683,871	60,658,991
Accumulated depreciation	554,636	36,228,745	4,727,278	297,862	-	-	-	635,432	791,998	329,442	525,391	44,090,784

Balance as of December 31, 2023	527,998	6,620,785	2,464,566	247,785	1,157,739	4,573,051	105,041	65,032	324,000	323,730	158,480	16,568,207

Cost
Increases	507	175,785	82,395	28,183	1,191,783	3,753,330	107,648	2,210	-	-	14,688	5,356,529
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	240,319	6,913,347	2,031,025	135,356	288,903	1,067,400	10,202	180,482	320,721	-	140,517	11,328,272
Adjustment for inflation (1)	155,605	-	-	50,009	16,763	24,791	-	31,817	-	769,175	185,137	1,233,297
Decreases, reclassifications and other movements	(81,297)	(20,558,160)	311,632	(8,984)	(1,049,173)	(3,162,649)	(162,656)	6,390	177,438	(4,730)	(40,697)	(24,572,886)	(2)

Accumulated depreciation
Increases	26,316	1,973,824	342,722	38,468	-	-	-	36,186	67,073	25,870	32,778	2,543,237
Translation effect	123,342	5,510,439	1,350,293	67,335	-	-	-	165,544	226,056	-	109,961	7,552,970
Adjustment for inflation (1)	81,978	-	-	33,454	-	-	-	22,907	-	387,951	131,921	658,211
Decreases, reclassifications and other movements	(52,381)	(20,701,202)	(57)	(47,621)	-	-	-	(34,141)	(11,851)	(12,806)	(30,572)	(20,890,631)	(2)

Cost	1,397,768	29,380,502	9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806	6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,397,768	29,380,502	9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806	6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

Cost
Increases	864	184,112	140,553	15,438	822,264	3,334,957	51,737	3,747	-	-	6,472	4,560,144
Increases from business combinations	-	222,038	-	114,193	9,468	45,155	-	-	-	-	-	390,854
Translation effect	378,699	10,410,423	3,277,143	236,575	477,808	1,850,240	12,684	289,313	546,803	-	210,052	17,689,740
Adjustment for inflation (1)	63,739	-	-	24,544	8,035	11,973	-	14,694	-	311,450	78,833	513,268
Decreases, reclassifications and other movements	19,443	2,612,612	411,244	230,008	(992,584)	(3,536,472)	(1,204)	8,103	36,000	49,327	4,155	(1,159,368)	(3)

Accumulated depreciation
Increases	24,313	2,127,752	332,328	44,807	-	-	-	34,336	66,107	26,957	27,723	2,684,323
Translation effect	193,698	7,999,926	2,203,121	109,516	-	-	-	265,152	370,439	-	171,923	11,313,775
Adjustment for inflation (1)	34,658	-	-	15,099	-	-	-	10,012	-	160,481	57,650	277,900
Decreases, reclassifications and other movements	(13,184)	(325,647)	-	(19,297)	-	-	-	(9,181)	(740)	(950)	(2,230)	(371,229)	(3)

Cost	1,860,513	42,809,687	13,445,836	1,370,969	1,931,006	7,961,776	123,452	1,237,220	2,196,960	1,778,394	1,283,028	75,998,841
Accumulated depreciation	973,376	32,813,837	8,955,685	539,623	-	-	-	1,126,247	1,509,082	916,945	1,024,545	47,859,340

Balance as of September 30, 2025	887,137	9,995,850	4,490,151	831,346	1,931,006	7,961,776	123,452	110,973	687,878	861,449	258,483	28,139,501

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 23,924,294 and 20,852,844 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project” section to the annual consolidated financial statements.

(3)

Includes 404,035 and 78,681 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 2.b.13) to the annual consolidated financial statements and Note 35.b) “Aguada del Chañar” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the nine-month periods ended September 30, 2025 and 2024, the rate of capitalization was 6.75% and 7.44%, respectively, and the amount capitalized amounted to 10,535 and 4,106, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2023	137,679

Increases charged to profit or loss	53,312
Decreases charged to profit or loss	-
Applications due to utilization	(1,851)
Translation effect	39,513
Adjustment for inflation (1)	1,160
Reclassifications	-

Balance as of December 31, 2024	229,813

Increases charged to profit or loss	325,617
Decreases charged to profit or loss	(54,034)
Applications due to utilization	(13,056)
Translation effect	136,823
Adjustment for inflation (1)	1,032
Reclassifications	(27,838)

Balance as of September 30, 2025	598,357

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2023	2,137,101

Increases charged to profit or loss (1)	67,084
Decreases charged to profit or loss	-
Depreciation (2)	(283,138)
Translation effect	180,250
Adjustment for inflation (3)	5,117
Reclassifications (4)	(1,594,018)

Balance as of December 31, 2024	512,396

Increases charged to profit or loss	3,199
Decreases charged to profit or loss	(9,327)
Depreciation (2)	(113,137)
Translation effect	146,689
Adjustment for inflation (3)	3,869
Reclassifications	-

Balance as of September 30, 2025	543,689

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(3)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)

Includes 1,594,018 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project” section to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10.  RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33,180	456,907	365,502	74,771	402,400	1,332,760
Accumulated depreciation	19,543	335,816	203,273	40,368	224,577	823,577

Balance as of December 31, 2023	13,637	121,091	162,229	34,403	177,823	509,183

Cost
Increases	10,773	15,896	216,356	11,394	184,981	439,400
Translation effect	10,643	125,662	105,917	17,174	116,854	376,250
Adjustment for inflation (1)	571	-	-	14,918	-	15,489
Decreases, reclassifications and other movements	(862)	(13,635)	(55,853)	(2,112)	(10,523)	(82,985)

Accumulated depreciation
Increases	6,648	90,856	82,532	9,916	112,564	302,516
Translation effect	6,138	104,355	61,555	9,885	75,240	257,173
Adjustment for inflation (1)	567	-	-	10,117	-	10,684
Decreases, reclassifications and other movements	-	(13,635)	(52,954)	(1,167)	(10,523)	(78,279)

Cost	54,305	584,830	631,922	116,145	693,712	2,080,914
Accumulated depreciation	32,896	517,392	294,406	69,119	401,858	1,315,671

Balance as of December 31, 2024	21,409	67,438	337,516	47,026	291,854	765,243

Cost
Increases	56	-	43,212	-	157,260	200,528
Translation effect	16,286	192,586	223,753	29,602	248,195	710,422
Adjustment for inflation (1)	242	-	-	6,148	-	6,390
Decreases, reclassifications and other movements	(9,405)	(11,974)	-	-	(57,608)	(78,987)

Accumulated depreciation
Increases	4,913	31,531	96,426	10,331	161,447	304,648
Translation effect	11,303	178,624	120,646	17,332	161,845	489,750
Adjustment for inflation (1)	241	-	-	4,779	-	5,020
Decreases, reclassifications and other movements	(1,119)	(2,634)	-	-	(370)	(4,123)

Cost	61,484	765,442	898,887	151,895	1,041,559	2,919,267
Accumulated depreciation	48,234	724,913	511,478	101,561	724,780	2,110,966

Balance as of September 30, 2025	13,250	40,529	387,409	50,334	316,779	808,301

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Amount of investments in associates	430,382	218,296
Amount of investments in joint ventures	2,206,608	1,801,494

	2,636,990	2,019,790

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the nine-month period ended September 30, 2025 and as of the year ended December 31, 2024, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2023	1,351,881

Acquisitions and contributions	30
Income on investments in associates and joint ventures	358,335
Distributed dividends	(154,131)
Translation differences	386,181
Adjustment for inflation (1)	77,494
Capitalization in associates and joint ventures	-
Other movements	-

Balance as of December 31, 2024	2,019,790

Acquisitions and contributions	87,814
Income on investments in associates and joint ventures	132,706
Distributed dividends	(222,738)
Translation differences	640,481
Adjustment for inflation (1)	21,546
Capitalization in associates and joint ventures	13,726
Other movements (2)	(56,335)

Balance as of September 30, 2025	2,636,990

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	See Note 4 “Acquisition of equity participation of OLCLP” section.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the nine-month periods ended September 30, 2025 and 2024. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2025	2024	2025	2024
Net income	40,157	1,164	92,549	224,343
Other comprehensive income	92,161	61,198	569,866	278,421

Comprehensive income	132,318	62,362	662,415	502,764

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of September 30, 2025 and December 31, 2024, as well as the results for the nine-month periods ended September 30, 2025 and 2024, are detailed below:

	September 30, 2025 (1)	December 31, 2024 (1)
Total non-current assets	2,983,255	2,211,995
Cash and cash equivalents	225,299	247,353
Other current assets	299,979	251,358
Total current assets	525,278	498,711

Total assets	3,508,533	2,710,706

Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	1,086,170	758,135
Other non-current liabilities	115,759	66,714
Total non-current liabilities	1,201,929	824,849
Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	243,625	299,548
Other current liabilities	224,766	219,601
Total current liabilities	468,391	519,149

Total liabilities	1,670,320	1,343,998

Total shareholders’ equity (2)	1,838,213	1,366,708

Dividends received	-	37,260

	For the nine-month periods ended September 30,
	2025 (1)	2024 (1)
Revenues	587,101	348,995
Interest income	11,217	23,345
Depreciation and amortization	(131,853)	(100,071)
Interest loss	(52,657)	(41,539)
Income tax	(140,392)	54,300
Operating profit	242,459	135,473

Net profit	36,592	151,144
Other comprehensive income	460,739	188,057

Total comprehensive income	497,331	339,201

(1)

The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE. On this information, accounting adjustments have been made for the calculation of the equity method value and in the results of YPF EE. The adjusted equity and results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of September 30, 2025 and December 31, 2024:

	Upstream	Midstream and Downstream	Total
Balance as of September 30, 2025
Assets held for sale
Property, plant and equipment - Mature Fields Project	659,017	-	659,017
Property, plant and equipment - Gas stations	-	13,241	13,241
Assets of subsidiary YPF Brasil (2)	-	-	-
	659,017	13,241	672,258

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project	1,249,075	-	1,249,075
Provision for environmental liabilities - Mature Fields Project	2,422	-	2,422
Liabilities for concessions - Mature Fields Project	5,890	-	5,890
Liabilities of subsidiary YPF Brasil (2)	-	-	-
	1,257,387	-	1,257,387

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

	Upstream	Midstream and Downstream	Total
Balance as of December 31, 2024
Assets held for sale
Property, plant and equipment - Mature Fields Project (1)	1,551,664	-	1,551,664
Property, plant and equipment - Gas stations	-	9,719	9,719
Assets of subsidiary YPF Brasil (2)	-	21,775	21,775

	1,551,664	31,494	1,583,158

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project (1)	2,113,047	-	2,113,047
Provision for environmental liabilities - Mature Fields Project (1)	55,422	-	55,422
Liabilities for concessions - Mature Fields Project (1)	14,572	-	14,572
Liabilities of subsidiary YPF Brasil (2)	-	18,576	18,576

	2,183,041	18,576	2,201,617

(1)	See Note 11 “Mature Fields Project“ section to the annual consolidated financial statements.
(2)	See Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

Mature Fields Project

The Mature Fields Project is described in Note 11 “Mature Fields Project” section to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

•	Description of the Mature Fields Project

The assignment agreements that met the agreed closing conditions during the nine-month period ended September 30, 2025, and therefore the transaction was settled are described below:

Estación Fernández Oro

On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).

On February 3, 2025, after the fulfillment of the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of Quintana Consortium was formalized.

Campamento Central - Cañadón Perdido

On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM Servicios Energía S.A.U. (“PECOM”).

On January 31, 2025, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán

On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petróleos Sudamericanos S.A. (“PS”).

On March 27, 2025, after the fulfillment of the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized with effective date as of April 1, 2025.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas

On April 7, 2025, Decree No. 372/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Señal Cerro Bayo”, “Volcán Auca Mahuida”, “Don Ruiz” and “Las Manadas” exploitation concessions in favor of Bentia Energy S.A. (“Bentia”) and Ingeniería SIMA S.A.

On June 6, 2025, after the fulfillment of the closing conditions by YPF, Bentia and Ingeniería SIMA S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia and Ingeniería SIMA S.A.

Al Norte de la Dorsal, Octógono and Dadín

On April 9, 2025, Decree No. 380/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Al Norte de la Dorsal” and “Octógono” exploitation concessions in favor of Bentia.

On June 10, 2025, after the fulfillment of the closing conditions by YPF and Bentia related to “Al Norte de la Dorsal” and “Octógono” exploitation concessions, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia was formalized. As of the date of issuance of these condensed interim consolidated financial statements, YPF and Bentia entered into a transitory operation agreement for the “Dadín” exploitation concession, pending the transfer regarding this concession by the Province of Neuquén.

Cerro Piedra - Cerro Guadal Norte, Barranca Yankowsky, Los Monos, El Guadal - Lomas del Cuy, Cañadón Vasco, Cañadón Yatel, Pico Truncado - El Cordón, Los Perales - Las Mesetas, Cañadón León - Meseta Espinosa and Cañadón de la Escondida - Las Heras

On April 2, 2025, YPF signed a Memorandum of Understanding (“MOU”) with the Province of Santa Cruz and Fomicruz S.E. (“Fomicruz”) for the purpose of establishing the general terms and conditions upon which the assignment by YPF to Fomicruz of the exploitation concessions “Cerro Piedra - Cerro Guadal Norte”, “Barranca Yankowsky”, “Los Monos”, “El Guadal - Lomas del Cuy”, “Cañadón Vasco”, “Cañadón Yatel”, “Pico Truncado - El Cordón”, “Los Perales - Las Mesetas”, “Cañadón León - Meseta Espinosa”, “Cañadón de la Escondida - Las Heras” and the transportation concessions associated with such concessions will be negotiated. The aforementioned MOU, subject to approval by YPF’s Board of Directors and the issuance of the corresponding decree by the Province of Santa Cruz, was approved by YPF’s Board of Directors on April 9, 2025 and Decree No. 376/2025 was issued by the Province of Santa Cruz on May 6, 2025.

On June 2, 2025, YPF and Fomicruz signed an assignment agreement for the transfer of 100% of the participating interest in the aforementioned exploitation and transportation concessions. The transfer was approved by Decree No. 539/2025 published in the Official Gazette of the Province of Santa Cruz on June 18, 2025.

On June 19, 2025, YPF and Fomicruz executed the notarial deed, thereby formalizing and perfecting the aforementioned assignment. Additionally, YPF and Fomicruz signed a transitory operation agreement for all the assigned exploitation concessions, pursuant to which YPF shall continue to operate said concessions for a maximum period of up to 6 months.

El Portón (Mendoza - Neuquén), Chihuido de la Salina, Altiplanicie del Payún, Cañadón Amarillo, Chihuido de la Salina Sur and Confluencia Sur

On February 20, 2025, Resolution No. 28/2025 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “El Portón”, “Chihuido de la Salina”, “Altiplanicie del Payún”, “Cañadón Amarillo”, “Chihuido de la Salina Sur” and “Confluencia Sur” exploitation concessions in favor of Consorcio Quintana and Compañía TSB S.A. (“TSB”).

On June 19, 2025, after the fulfillment of the closing conditions by YPF, Consorcio Quintana and TSB, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Consorcio Quintana and TSB was formalized with effective date as of July 1, 2025. As of the date of issuance of these condensed interim consolidated financial statements, YPF, Consorcio Quintana and TSB, entered into a transitory operation agreement for the “El Portón” exploitation concession, pending the authorization by the Province of Neuquén of the transfer regarding this concession.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

The assignment and/or reversion agreements that YPF signed during the nine-month period ended September 30, 2025, which are subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals are described below:

Señal Picada - Punta Barda

On May 23, 2025 YPF signed an assignment agreement with PS for the “Señal Picada - Punta Barda” exploitation concession located in the Provinces of Río Negro and Neuquén. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

El Tordillo, Puesto Quiroga and La Tapera

On June 4, 2025 YPF signed an assignment agreement to transfer its 7.1960% participating interest in “El Tordillo”, “Puesto Quiroga” and “La Tapera” exploitation concessions and the transportation concessions associated with such exploitation concessions, in favor of Crown Point Energía S.A. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

Restinga Alí

On June 19, 2025 YPF signed an agreement that establishes the terms and conditions for the reversion of the “Restinga Alí” exploitation concession, located in the Province of Chubut. On July 24, 2025 the Legislature of the Province of Chubut approved the agreement through Law XVII No. 162/2025, which was enacted on August 1, 2025, and published in the Official Gazette of the Province of Chubut on August 7, 2025. Additionally, as of the issuance date of these condensed interim consolidated financial statements, the reversion agreement is subject to the approval by decree of the Executive Branch of the Province of Chubut.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2025.

•	Accounting matters

Considering that the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized for such changes, (see Note 2.b.13) to the annual consolidated financial statements). The carrying amount of the assets held for sale and associated liabilities may be adjusted in future periods depending on the results of the disposal process carry out by YPF and the economic consideration to be agreed with third parties for such assets.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

Based on the assessment of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale of 260,132 in the “Other net operating results” line item in the statement of comprehensive income, mainly associated with expenses of various nature arising from the general terms and conditions of the MOU signed with the Province of Santa Cruz and Fomicruz. Additionally, in relation to aforementioned MOU, YPF recognized a liability in the “Liabilities under agreements” line under the “Other liabilities” line item in the statement of financial position related to (i) the execution of an environmental remediation and abandonment program, and (ii) the payment of a compensatory bonus to the Province of Santa Cruz. As of September 30, 2025, the balance of this liability amounts to 497,014.

Based on the fair value of the groups of assets at the closing date of each of the assignment agreements mentioned in the “Description of the Mature Fields Project” section, YPF additionally recognized a gain on the sale of such groups of assets amounts to a gain of 223,556. The total consideration agreed includes cash payment of US$ 63 million and crude oil deliveries for a period of 4 years as payment in kind. Additionally, the derecognition of the carrying amount of the liabilities directly associated with assets held for sale net of the assets held for sale related to such exploitation concessions was 621,773.

Additionally, in relation to the Mature Fields Project, for the nine-month period ended September 30, 2025, the Company:

-	Recognized a charge for the provision for obsolescence of materials and equipment in the “Other net operating results” line item in the statement of comprehensive income for 266,286.
-

Has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a charge for 119,904 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

-

In relation to the Company’s own personnel, the Company recognized a charge for severance indemnities of 31,646 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income.

13. INVENTORIES

	September 30, 2025		December 31, 2024
Finished goods	1,380,380		953,073
Crude oil and natural gas (2)	542,262		470,381
Products in process	42,080		50,372
Raw materials, packaging materials and others	138,545		119,840

	2,103,267	(1)	1,593,666	(1)

(1)	As of September 30, 2025, and December 31, 2024, the carrying amount of inventories does not exceed their net realizable value.
(2)

Includes 28,246 and 20,818 corresponding to the provision of inventories write-down as of September 30, 2025 and December 31, 2024, respectively, see Note 2.b.8) to the annual consolidated financial statements.

14. OTHER RECEIVABLES

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	120,713	95,692	11,436	35,632
Tax credit and export rebates	219,124	102,395	131,589	155,002
Loans and balances with related parties (1)	278,315	60,304	164,203	35,571
Collateral deposits	2	22,947	2	20,820
Prepaid expenses	68,033	50,891	15,340	43,516
Advances and loans to employees	636	8,113	497	5,469
Advances to suppliers and custom agents (2)	26,353	81,033	16,756	76,595
Receivables with partners in JO and Consortiums	342,058	456,830	2,263	168,855
Insurance receivables	-	-	-	5,153
Miscellaneous	34,763	44,199	32,787	23,494

	1,089,997	922,404	374,873	570,107
Provision for other doubtful receivables	(25,582)	(74)	(26,822)	(197)

	1,064,415	922,330	348,051	569,910

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

15. TRADE RECEIVABLES

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	10,973	2,673,294	11,121	1,722,704
Provision for doubtful trade receivables	(9,788)	(73,350)	(9,788)	(53,757)
	1,185	2,599,944	1,333	1,668,947

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2023	9,788	(2)	37,652

Increases charged to expenses	-		64,602	(3)
Decreases charged to income	-		(7,279)	(3)
Applications due to utilization	-		(42,980)	(3)
Net exchange and translation differences	-		9,285
Result from net monetary position (1)	-		(6,356)
Reclassifications (4)	-		(1,167)
Balance as of December 31, 2024	9,788	(2)	53,757

Increases charged to expenses	-		47,320
Decreases charged to income	-		(7,709)
Applications due to utilization	-		(29,035)
Net exchange and translation differences	-		10,671
Result from net monetary position (1)	-		(1,385)
Reclassifications	-		(269)
Balance as of September 30, 2025	9,788	(2)	73,350

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 37 to the annual consolidated financial statements.
(4)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

16. INVESTMENTS IN FINANCIAL ASSETS

	September 30, 2025	December 31, 2024
Investments at fair value through profit or loss
Public securities (1) (2)	284,989	392,011
Private securities - NO	12,964	9,371
	297,953	401,382

(1)	See Note 37.
(2)	Includes 77,028 of public securities provided as collateral for financial loans as of September 30, 2025.

17. CASH AND CASH EQUIVALENTS

	September 30, 2025	December 31, 2024
Cash and banks (1)	453,568	314,096
Short-term investments (2)	193,252	386,356
Financial assets at fair value through profit or loss (3)	452,427	451,416

	1,099,247	1,151,868

(1)	Includes balances granted as collateral, see Note 35.d) to the annual consolidated financial statements.
(2)	Includes 97,860 and 150,717 of term deposits and other investments with BNA as of September 30, 2025 and December 31, 2024, respectively.
(3)	See Note 7.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

18. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2023	53,388	16,868	38,861	27,924	2,054,451	101,337	2,146,700	146,129

Increases charged to expenses	102,598	423	177,257	-	118,526	-	398,381	423
Decreases charged to income	(4,918)	-	(1,044)	-	(7,562)	-	(13,524)	-
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	(3,089)	(17,388)	-	(67,045)	-	(29,162)	(3,089)	(113,595)
Net exchange and translation differences	6,689	4,472	17,498	-	201,987	28,073	226,174	32,545
Result from net monetary position (1)	(2,596)	-	-	-	-	-	(2,596)	-
Reclassifications and other movements (2)	(18,781)	16,760	(130,224)	76,964	(1,485,116)	(39,835)	(1,634,121)	53,889
Balance as of December 31, 2024	133,291	21,135	102,348	37,843	882,286	60,413	1,117,925	119,391

Increases charged to expenses	34,791	371	73,301	-	103,233	-	211,325	371
Decreases charged to income	(6,232)	(41)	(344)	-	-	-	(6,576)	(41)
Increases from business combinations	-	-	-	-	14,565	-	14,565	-
Applications due to utilization	(1,852)	(20,984)	-	(80,328)	-	(23,168)	(1,852)	(124,480)
Net exchange and translation differences	14,498	6,899	36,913	-	313,933	17,303	365,344	24,202
Result from net monetary position (1)	-	-	-	-	-	-	-	-
Reclassifications and other movements	(21,209)	20,619	(131,207)	139,302	(4,986)	3,750	(157,402)	163,671
Balance as of September 30, 2025	153,287	27,999	81,011	96,817	1,309,031	58,298	1,543,329	183,114

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 1,700,736 and 53,260 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project” section to the annual consolidated financial statements. Additionally, includes the balance of the provision for lawsuits and contingencies of the subsidiary YPF Brasil reclassified to “Assets held for sale” in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

Provisions are described in Note 17 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

Regarding the legal proceedings related to liabilities and contingencies assumed by the Argentine Government prior to 1990 mentioned in the Note 17.a.1) to the annual consolidated financial statement, on September 2, 2025, the CSJN issued an order in which it considered that YPF lacked standing as a defendant, as it had no legal relationship with respect to claims for environmental liabilities not assumed by YPF and assumed by the Argentine Government under the terms of the YPF’s Privatization Law.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

Uncertain tax positions on income tax treatments in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments” (see Note 2.c) “Income tax and deferred taxes” section to the annual consolidated financial statements), and its effects, are described in Note 18 to the annual consolidated financial statements.

The amount accrued of income tax charge for the nine-month periods ending September 30, 2025 and 2024 is as follows:

	For the nine-month periods ended September 30,
	2025	2024
Current income tax	(64,510)	(84,685)
Deferred income tax	(822,862)	1,162,487	(1)

	(887,372)	1,077,802

(1)	See Note 2.d).

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

19. INCOME TAX (cont.)

The effective income tax rate projected at the end of the fiscal year amounts to 125.7%. The variation in this rate compared to the effective rate as of December 31, 2024 (see Note 18 to the annual consolidated financial statements) is mainly explained by the impact of the estimation of certain macroeconomic variables in the measurement of property, plant, and equipment for accounting and tax purposes, which generates an increase in deferred income tax liability related to those assets. The accounting measurement of property, plant and equipment is based on the Company’s functional currency according to IFRS (see Note 2.b)), while the tax measurement is based on inflation-adjusted pesos.

As of September 30, 2025 and December 31, 2024, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of September 30, 2025 and December 31, 2024 the Group has classified as deferred tax asset 6,043 and 339,492, respectively, and as deferred tax liability 535,530 and 92,701, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

20. TAXES PAYABLE

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
VAT	-	58,221	-	19,494
Withholdings and perceptions	-	84,505	-	73,206
Royalties	-	91,046	-	86,431
Fuels tax	-	86,713	-	30,638
Turnover tax	-	12,997	-	7,660
Miscellaneous	348	8,319	224	37,190

	348	341,801	224	254,619

21. SALARIES AND SOCIAL SECURITY

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Salaries and social security	-	94,293	-	97,426
Bonuses and incentives provision	-	176,169	-	183,805
Cash-settled share-based payments provision (1)	35,259	-	33,758	-
Vacation provision	-	98,948	-	69,150
Provision for severance indemnities (2)	-	71,457	-	67,694
Miscellaneous	530	7,940	1,133	5,899

	35,789	448,807	34,891	423,974

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	See Note 12 “Mature Fields Project“ section.

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024, is as follows:

Lease liabilities
Balance as of December 31, 2023	536,598

Increases of leases	439,400
Financial accretions	64,157
Decreases of leases	(4,706)
Payments	(360,180)
Net exchange and translation differences	124,378
Result from net monetary position (1)	9

Balance as of December 31, 2024	799,656

Increases of leases	200,528
Financial accretions	59,676
Decreases of leases	(75,939)
Payments	(359,662)
Net exchange and translation differences	234,152
Result from net monetary position (1)	(7)

Balance as of September 30, 2025	858,404

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS

					September 30, 2025				December 31, 2024
	Interest rate (1)			Maturity	Non-current		Current		Non-current		Current
Pesos:
Export pre-financing (5)		-		-	-		-		-		31,842
Loans	8.27%	-	59.83%	2025-2027	95,739		99,044		18,560		8,161

					95,739		99,044		18,560		40,003

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2025-2047	9,490,280		1,928,547		6,445,486		1,357,464
Export pre-financing (4)	2.40%	-	8.70%	2025-2026	150,802		843,376		-		394,681
Imports financing	8.80%	-	10.50%	2025-2026	-		27,031		20,082		17,496
Loans	2.40%	-	11.00%	2026-2030	1,210,468	(6)	662,244	(6)	739,824	(6)	77,846
Stock market promissory notes	0.00%	-	4.50%	2026-2026	-		87,720		25,763		77,287

					10,851,550		3,548,918		7,231,155		1,924,774

					10,947,289		3,647,962		7,249,715		1,964,777

(1)	Nominal annual interest rate as of September 30, 2025.
(2)	Disclosed net of 155,481 and 18,902 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2025, and December 31, 2024, respectively.
(3)

Includes 2,153,028 and 1,541,141 as of September 30, 2025, and December 31, 2024, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 70,123 and 137,287 as of September 30, 2025, and December 31, 2024, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 358,271 and 28,854 of loans granted by BNA as of September 30, 2025 and December 31, 2024, respectively.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2025 and for the fiscal year ended December 31, 2024:

Loans
Balance as of December 31, 2023	6,609,071

Proceeds from loans	2,668,015
Payments of loans	(1,908,219)
Payments of interest	(645,077)
Account overdrafts, net	(45,095)
Accrued interest (1)	617,329
Net exchange and translation differences	1,927,056
Result from net monetary position (2)	(1,432)
Reclassifications (3)	(7,156)

Balance as of December 31, 2024	9,214,492

Proceeds from loans	4,154,321
Payments of loans	(2,112,223)
Payments of interest	(630,256)
Account overdrafts, net	-
Accrued interest (1)	592,528
Net exchange and translation differences	3,376,564
Result from net monetary position (2)	(175)
Reclassifications	-

Balance as of September 30, 2025	14,595,251

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(3)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2025		December 31, 2024
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	20,382	855	15,270	259
April	2015	U.S. dollar	757	Class XXXIX	-	-	-	-	-	-	808,785
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	890,872	11,439	669,044	19,946
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	729,004	14,835	545,982	1,530
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	547,117	12,276	409,769	391
July	2020	U.S. dollar	341	Class XIII	-	-	-	-	-	-	44,940
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	-	166,571	59,632	250,123
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	887,298	172,699	778,641	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	767,051	-	572,507	10,910
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	452,983	81,325	395,928	10,102
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	-	302,708	226,674	454
April	2023	U.S. dollar	147	Class XXIII	-	-	-	-	-	-	154,330
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	51,606	95	38,662	71
June	2023	U.S. dollar	213	Class XXV	Fixed	5.00%	2026	-	297,187	270,648	684
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	550,200	-	412,200	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	187,245	-	151,929	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	982,826	129,128	814,485	36,570
May	2024	U.S. dollar	131	Class XXIX	Fixed	6.00%	2026	-	180,992	182,426	1,035
July, April	2024/25	U.S. dollar	389	Class XXX	Fixed	1.00%	2026	-	511,739	192,076	76
September (2)	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	741,200	3,454	555,037	14,972
October (2)	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	171,938	2,511	128,813	1,881
October (2)	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	34,388	1,141	25,763	405
January (2)	2025	U.S. dollar	1,100	Class XXXIV	Fixed	8.25%	2034	1,485,024	26,215	-	-
February (2)	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	191,877	1,153	-	-
February (2) (4)	2025	U.S. dollar	56	Class XXXVI	-	-	-	-	-	-	-
May	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	190,849	2,070	-	-
July	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	340,762	5,122	-	-
July, August	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	198,683	4,541	-	-
August	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	68,975	491	-	-

								9,490,280	1,928,547	6,445,486	1,357,464

(1)	Nominal annual interest rate as of September 30, 2025.
(2)	During the nine-month period ended September 30, 2025, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)	Corresponds to a NO with an issue date in February 2025 and maturity in August 2025.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

24. OTHER LIABILITIES

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	216,620	137,952	-	96,399
Liabilities for contractual claims (1)	77,036	73,217	76,561	48,315
Provision for operating optimizations (2)	-	128,326	-	274,113
Liabilities for agreements (3)	327,738	169,276	-	-
Miscellaneous	-	2,471	-	3,382

	621,394	511,242	76,561	422,209

(1)	See Note 17.a.2) to the annual consolidated financial statements.
(2)

Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11 “Mature Fields Project“ section to the annual consolidated financial statements and Note 12 “Mature Fields Project“ section.

(3)	See Note 12 “Mature Fields Project“ section.

25. ACCOUNTS PAYABLE

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	5,510	3,271,585	4,106	2,905,736
Guarantee deposits	1,034	4,672	803	4,113
Payables with partners of JO and Consortiums	1,328	15,444	995	39,265
Miscellaneous	-	18,101	-	17,520

	7,872	3,309,802	5,904	2,966,634

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the nine-month periods ended September 30,
	2025	2024
Revenue from contracts with customers	16,424,606	12,890,278
National Government incentives (1)	196,622	160,545

	16,621,228	13,050,823

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 25 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	5,371,417	-	-	-	5,371,417
Gasolines	-	3,392,607	-	-	-	3,392,607
Natural gas (1)	30,349	12,510	1,469,694	736,786	-	2,249,339
Crude oil	1,110	901,003	-	-	-	902,113
Jet fuel	-	666,811	-	-	-	666,811
Lubricants and by-products	-	361,764	-	-	-	361,764
LPG	-	398,994	-	-	-	398,994
Fuel oil	-	105,311	-	-	-	105,311
Petrochemicals	-	335,052	-	-	-	335,052
Fertilizers and crop protection products	-	273,554	-	-	-	273,554
Flours, oils and grains	-	536,219	-	-	-	536,219
Asphalts	-	104,385	-	-	-	104,385
Goods for resale at gas stations	-	116,432	-	-	-	116,432
Income from services	-	-	-	1,206	141,786	142,992
Income from construction contracts	-	-	-	-	295,037	295,037
Virgin naphtha	-	142,580	-	-	-	142,580
Petroleum coke	-	212,358	-	-	-	212,358
LNG regasification	-	52,295	-	-	-	52,295
Other goods and services	46,036	243,334	9,086	153,458	313,432	765,346

	77,495	13,226,626	1,478,780	891,450	750,255	16,424,606

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

	For the nine-month period ended September 30, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	4,403,367	-	-	-	4,403,367
Gasolines	-	2,648,143	-	-	-	2,648,143
Natural gas (1)	-	13,045	1,063,513	572,375	-	1,648,933
Crude oil	-	685,010	-	-	-	685,010
Jet fuel	-	626,086	-	-	-	626,086
Lubricants and by-products	-	357,592	-	-	-	357,592
LPG	-	302,393	-	-	-	302,393
Fuel oil	-	88,564	-	-	-	88,564
Petrochemicals	-	324,684	-	-	-	324,684
Fertilizers and crop protection products	-	242,305	-	-	-	242,305
Flours, oils and grains	-	296,476	-	-	-	296,476
Asphalts	-	55,447	-	-	-	55,447
Goods for resale at gas stations	-	85,660	-	-	-	85,660
Income from services	-	-	-	728	127,203	127,931
Income from construction contracts	-	-	-	-	288,180	288,180
Virgin naphtha	-	100,762	-	-	-	100,762
Petroleum coke	-	134,949	-	-	-	134,949
LNG regasification	-	38,954	-	-	-	38,954
Other goods and services	34,399	146,870	9,711	82,166	161,696	434,842

	34,399	10,550,307	1,073,224	655,269	577,079	12,890,278

(1)	Includes 1,493,711 and 1,120,514 corresponding to sales of natural gas produced by the Company for the nine-month periods ended September 30, 2025 and 2024, respectively.

Sales channels

	For the nine-month period ended September 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	5,721,256	-	-	-	5,721,256
Power plants	-	13,087	356,863	48,180	-	418,130
Distribution companies	-	-	438,901	-	-	438,901
Retail distribution of natural gas	-	-	-	463,800	-	463,800
Industries, transport and aviation	31,459	3,308,636	681,646	306,173	-	4,327,914
Agriculture	-	1,636,167	-	-	-	1,636,167
Petrochemical industry	-	463,410	-	-	-	463,410
Trading	-	1,464,153	-	-	-	1,464,153
Oil companies	-	160,788	-	-	-	160,788
Commercialization of LPG	-	226,348	-	-	-	226,348
Other sales channels	46,036	232,781	1,370	73,297	750,255	1,103,739

	77,495	13,226,626	1,478,780	891,450	750,255	16,424,606

	For the nine-month period ended September 30, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	4,654,821	-	-	-	4,654,821
Power plants	-	42,436	277,317	28,522	-	348,275
Distribution companies	-	-	234,625	-	-	234,625
Retail distribution of natural gas	-	-	-	341,633	-	341,633
Industries, transport and aviation	-	2,638,588	551,161	273,918	-	3,463,667
Agriculture	-	1,169,359	-	-	-	1,169,359
Petrochemical industry	-	454,699	-	-	-	454,699
Trading	-	1,129,044	-	-	-	1,129,044
Oil companies	-	134,189	-	-	-	134,189
Commercialization of LPG	-	112,228	-	-	-	112,228
Other sales channels	34,399	214,943	10,121	11,196	577,079	847,738

	34,399	10,550,307	1,073,224	655,269	577,079	12,890,278

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 13,893,154 and 10,960,006 for the nine-month periods ended September 30, 2025 and 2024, respectively.

Sales in the international market amounted to 2,531,452 and 1,930,272 for the nine -month periods ended September 30, 2025 and 2024, respectively.

●	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	September 30, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	9,260	2,515,851	9,408	1,695,892
Contract assets	-	9,890	-	31,207
Contract liabilities	228,484	161,517	116,883	74,795

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

For the nine-month periods ended September 30, 2025 and 2024 the Group has recognized 48,360 and 46,600, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the nine-month periods ended September 30,
	2025	2024
Inventories at beginning of year	1,593,666	1,357,716
Purchases	4,367,760	3,165,839
Production costs (1)	7,748,445	6,053,990
Translation effect	504,807	254,735
Inventories write-down (2)	(802)	(20,253)
Adjustment for inflation (3)	11,765	27,374
Inventories at end of the period	(2,103,267)	(1,659,792)

	12,122,374	9,179,609

(1)	See Note 28.
(2)	See Note 13.
(3)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month period ended September 30, 2025
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	986,964	248,956	136,327		6,384	1,378,631
Fees and compensation for services	88,853	236,917	40,448		491	366,709
Other personnel expenses	241,854	29,431	11,993		7,411	290,689
Taxes, charges and contributions	120,943	11,739	896,980	(1)	-	1,029,662
Royalties, easements and fees	925,132	-	1,769		3,731	930,632
Insurance	64,409	3,208	1,698		-	69,315
Rental of real estate and equipment	206,186	679	12,715		-	219,580
Survey expenses	-	-	-		19,285	19,285
Depreciation of property, plant and equipment	2,443,532	39,427	88,227		-	2,571,186
Amortization of intangible assets	35,317	19,280	527		-	55,124
Depreciation of right-of-use assets	239,069	48	13,356		-	252,473
Industrial inputs, consumable materials and supplies	444,694	4,534	9,781		2,400	461,409
Operation services and other service contracts	169,440	13,368	51,316		12,604	246,728
Preservation, repair and maintenance	1,288,047	31,778	32,455		20,205	1,372,485
Unproductive exploratory drillings	-	-	-		977	977
Transportation, products and charges	453,307	-	408,090		-	861,397
Provision for doubtful receivables	-	-	38,131		-	38,131
Publicity and advertising expenses	-	52,634	35,423		-	88,057
Fuel, gas, energy and miscellaneous	40,698	26,381	79,605		4,678	151,362

	7,748,445	718,380	1,858,841		78,166	10,403,832

(1)	Includes 235,064 corresponding to export withholdings and 491,490 corresponding to turnover tax.
(2)	Includes 33,880 corresponding to research and development activities.
(3)	Includes 7,146 corresponding to fees and remunerations of Directors Auditors of YPF’s Board of Directors and Statutory.

	For the nine-month period ended September 30, 2024
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	710,231	209,519	98,560		9,766	1,028,076
Fees and compensation for services	43,185	165,513	31,396		179	240,273
Other personnel expenses	199,032	18,405	9,858		2,830	230,125
Taxes, charges and contributions	124,569	16,056	674,434	(1)	-	815,059
Royalties, easements and fees	767,690	-	1,319		1,850	770,859
Insurance	55,682	2,904	2,732		-	61,318
Rental of real estate and equipment	152,040	791	10,013		-	162,844
Survey expenses	-	-	-		24,245	24,245
Depreciation of property, plant and equipment	1,450,152	29,430	60,366		-	1,539,948
Amortization of intangible assets	18,553	9,417	344		-	28,314
Depreciation of right-of-use assets	170,485	32	8,023		-	178,540
Industrial inputs, consumable materials and supplies	369,499	2,861	5,425		1,896	379,681
Operation services and other service contracts	409,970	8,206	35,937		10,868	464,981
Preservation, repair and maintenance	1,080,214	26,183	29,848		11,951	1,148,196
Unproductive exploratory drillings	-	-	-		50,299	50,299
Transportation, products and charges	363,499	-	313,792		-	677,291
Provision for doubtful receivables	-	-	58,562		-	58,562
Publicity and advertising expenses	-	25,634	36,070		-	61,704
Fuel, gas, energy and miscellaneous	139,189	9,383	57,138		5,978	211,688

	6,053,990	524,334	1,433,817		119,862	8,132,003

(1)	Includes 150,025 corresponding to export withholdings and 402,194 corresponding to turnover tax.
(2)	Includes 28,368 corresponding to research and development activities.
(3)	Includes 6,058 corresponding to fees and remunerations of Directors of YPF’s Board of Directors and Statutory Auditors.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the nine-month periods ended September 30,
	2025	2024
Lawsuits	(24,656)	(50,439)
Export Increase Program (1)	19,898	57,812
Result from sale of assets (2) (3)	244,313	-
Result from changes in fair value of assets held for sale (2)	(260,132)	-
Provision for severance indemnities (2)	(31,646)	(61,115)
Provision for operating optimizations (2)	(119,904)	-
Provision for obsolescence of materials and equipment (2)	(266,286)	-
Result from revaluation of companies (4)	52,934	-
Miscellaneous	(65,788)	11,431

	(451,267)	(42,311)

(1)	See Note 36.h) to the annual consolidated financial statements and Note 36.i).
(2)	See Note 12 “Mature Fields Project” section.
(3)	See Note 35.b) “Aguada del Chañar” section.
(4)	See Note 4 “Acquisition of equity participation of OLCLP”.

30. NET FINANCIAL RESULTS

	For the nine-month periods ended September 30,
	2025	2024
Financial income
Interest on cash and cash equivalents and investments in financial assets	27,900	24,860
Interest on trade receivables	38,489	45,202
Other financial income	19,511	8,725

Total financial income	85,900	78,787

Financial costs
Loan interest	(581,059)	(459,139)
Hydrocarbon well abandonment provision financial accretion (1)	(266,696)	(233,627)
Other financial costs	(97,868)	(85,187)

Total financial costs	(945,623)	(777,953)

Other financial results
Exchange differences generated by loans	385	15,528
Exchange differences generated by cash and cash equivalents and investments in financial assets	(58,186)	(10,320)
Other exchange differences, net	31,666	(88,118)	(3)
Result on financial assets at fair value through profit or loss	82,609	125,928
Result from derivative financial instruments	6,486	173
Result from net monetary position	(27,741)	55,491
Export Increase Program (2)	-	2,646
Result from transactions with financial assets	6	(6,295)

Total other financial results	35,225	95,033

Total net financial results	(824,498)	(604,133)

(1)

Includes 163,463 and 137,744 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the nine-month periods ending September 30, 2025 and 2024, respectively, see Note 2.b.13) to the annual consolidated financial statements and Note 12 “Mature Fields Project” section.

(2)	See Note 36.h) to the annual consolidated financial statements and Note 36.i).
(3)	See Note 2.d).

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of September 30, 2025 and December 31, 2024, and expenses for the nine-month periods ended September 30, 2025 and 2024, of JO and Consortiums in which the Group participates are as follows:

	September 30, 2025	December 31, 2024
Non-current assets (1)	9,563,973	6,477,762
Current assets	505,365	596,499

Total assets	10,069,338	7,074,261

Non-current liabilities	498,857	462,812
Current liabilities	912,528	792,368

Total liabilities	1,411,385	1,255,180

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the nine -month periods ended September 30,
	2025	2024
Production cost	2,428,703	1,574,683
Exploration expenses	8,211	21,515

32.	SHAREHOLDERS’ EQUITY

As of September 30, 2025, the Company’s capital amounts to 3,928 and treasury shares amount to 5 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2025, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the nine-month periods ended September 30, 2025 and 2024, the Company has not repurchased any of its own shares. Furthermore, on October 14, 2025, the Company repurchased 343,654 of its own shares issued for an amount of 10 for purposes of compliance with the share-based benefit plans.

On April 30, 2025, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2024 and, additionally, approved the following in relation to the retained earnings: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) allocate the amount of 34,205 to appropriate a reserve for purchase of treasury shares; and (iii) allocate the amount of 6,787,343 to appropriate a reserve for investments.

33. EARNINGS PER SHARE

The following table presents the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month periods ended September 30,
	2025	2024
Net (loss) / profit	(213,448)	2,387,951
Weighted average number of shares outstanding	392,566,782	392,063,964
Basic and diluted earnings per share	(543.72)	6,090.72

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

Contingent liabilities are described in Note 34.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

34.b.1) Contentious claims

●

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On June 30, 2025, the District Court granted Plaintiffs’ turnover motion, ordering the Republic to: (i) transfer its Class D shares of YPF to a global custody account at the Bank of New York Mellon (“BNYM”) in New York within 14 days of the date of the order; and (ii) instruct BNYM to initiate a transfer of the Republic’s ownership interests in its Class D shares of YPF to Plaintiffs or their designees within one business day of the date on which the shares are deposited into the account.

Also on June 30, 2025, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the District Court issued a similar order directing the Republic to turn over its Class A and Class D shares of YPF.

The Republic filed motions to stay the June 30, 2025 turnover orders pending its appeal of those orders, which were denied by the District Court.

On July 10, 2025, the Republic filed with the Court of Appeals: (i) notices of appeal of the June 30, 2025 turnover orders in both Plaintiffs’ and Bainbridge Fund Ltd.’s proceedings; and (ii) emergency motions for a stay pending appeal of the June 30, 2025 turnover orders and an immediate administrative stay. On July 15, 2025, the Court of Appeals granted a temporary administrative stay of the turnover orders pending resolution of the stay motions. On August 15, 2025, the Court of Appeals granted a stay pending resolution of the Republic’s appeal of the June 30, 2025 turnover orders.

YPF is not a party to the aforementioned turnover proceedings.

On July 29, 2025, the District Court lifted the stay of alter ego discovery entered on November 15, 2024, including regarding YPF.

On September 17, 2025, the District Court denied YPF’s request to permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic and ordered Plaintiffs and YPF to continue with the discovery process. It should be noted that the District Court’s decision does not decide the question of whether YPF is an alter ego of the Republic, which YPF strongly denies.

On October 1, 2025, YPF filed a motion for reconsideration of the September 17, 2025 order with the District Court, as well as a pre-motion letter requesting to stay discovery from YPF. On October 6, 2025, Plaintiffs submitted a letter opposing a discovery stay and YPF replied on October 7, 2025. On October 15, 2025, Plaintiffs filed an opposition to YPF’s motion for reconsideration. On October 16, 2025, the District Court held a conference regarding YPF’s request to stay alter ego discovery from YPF. The Court granted the request for a stay pending resolution of YPF’s reconsideration motion. On October 17, 2025, YPF filed its notice of appeal of the September 17, 2025 order. On October 22, 2025, YPF filed its reply to Plaintiffs’ opposition of October 15, 2025.

With respect to the appeal of the final judgment issued on September 15, 2023, the Court of Appeals held oral argument on October 29, 2025.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

35. CONTRACTUAL COMMITMENTS

35.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements of exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2024 are described in Note 35.a) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén

On March 10, 2025, by means of Decrees No. 275/2025, 276/2025 and 277/2025 the Executive Branch of the Province of Neuquén approved the granting of the CENCH in the “Aguada de la Arena”, “La Angostura Sur I” and “La Angostura Sur II”, and “Narambuena” blocks, respectively. These CENCH have the following characteristics:

-	Aguada de la Arena: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 6 unconventional wells.

-	La Angostura Sur I: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 4 unconventional wells.

-	La Angostura Sur II: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 3 unconventional wells.

-

Narambuena: This CENCH is 50% owned by YPF and 50% by Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) and the commitments assumed include the execution of a pilot plan of 14 unconventional wells.

In addition to the aforementioned commitments assumed by YPF, it includes payments for an exploitation bonus and a corporate social responsibility bonus.

Los Parlamentos

On September 19, 2025, the Company entered into a Settlement Agreement with the Province of Mendoza, through which: (i) “Los Parlamentos” exploration permit is reverted, where existed outstanding commitments to be fulfilled for 14; and (ii) YPF undertakes the commitment to drill a well in the Vaca Muerta formation under the “CN VII/A” exploration permit, with an investment of up to 22; among others. The aforementioned agreement became effective on October 21, 2025, through notification to the Company of Decree No. 2,266/2025 of the Province of Mendoza.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

35.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments of areas are described in Note 35.b) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2025, are described below:

Aguada del Chañar

On March 21, 2025, the assignment of 49% of YPF’s rights and obligations in the “Aguada del Chañar” exploitation concession in favor of Compañía General de Combustibles S.A. (“CGC”) was formalized with effective date as of April 1, 2025.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS (cont.)

The sale price of the transaction agreed by the parties contemplates a sum of US$ 75 million and, in addition, CGC will pay on behalf of YPF 80.40% of the investments in the block attributable to YPF’s working interest up to a maximum sum of US$ 372 million for a period of 4 years. As of the closing date of the transaction, YPF recognized a gain as a result of the sale of this asset of 20,757 in the “Other operating results, net” line item in the statement of comprehensive income.

LNG project

On May 2, 2025, YPF, through its subsidiary Sur Inversiones Energéticas, together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“Pampa”) and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), collectively the shareholders of Southern Energy S.A. (“SESA”) have agreed to:

-

Make the final investment decision as provided in the Bareboat Charter Agreement entered into with Golar Hilli Corporation in July 2024, and its subsequent addenda, for the term of 20 years for the charter of the liquefaction vessel Hilli Episeyo (“FLNG Hilli”), with a nominal capacity of 2.45 million tons of LNG per year (“MTPA”), to be located on the coast of the Argentine Sea in the Province of Río Negro, with the purpose of processing natural gas from Vaca Muerta for LNG export (“BBCA Hilli”).

-

Enter into a second Bareboat Charter Agreement with Golar MKII Corporation, for the construction, lease and operation of a new liquefaction vessel, the FUJI LNG (“FLNG MKII”), for 20 years (extendable for an additional period of 5 years at SESA’s option), with a nominal capacity of 3.5 MTPA, in order to increase the capacity to process natural gas from Vaca Muerta and export LNG, subject to closing conditions including, among others, the final future investment decision as provided in such agreement (“BBCA MKII”). On November 4, 2025, after the fulfillment of the closing conditions, the Bareboat Charter Agreement with Golar MKII Corporation became effective.

In order to supply the FLNG Hilli and FLNG MKII vessels with natural gas for the liquefaction process, SESA entered into natural gas supply agreements (“GSA”) with PAE, Sur Inversiones Energéticas, Pampa and Wintershall for the term of 20 years (see Note 36.f)). In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf in the Province of Río Negro. Operations of the FLNG Hilli vessel are expected to commence in late 2027 or early 2028 and those of the FLNG MKII vessel are expected to commence in late 2028.

As of the date of issuance of these condensed interim consolidated financial statements, the shareholding in SESA is as follows: PAE (30%); Sur Inversiones Energéticas (25%); Pampa (20%); SE Argentina Holding B.V., by transfer from Wintershall on July 24, 2025 (15%); and Golar Subholding (10%).

The Company has entered into the GSA and the SESA Shareholders’ Agreement guaranteeing the obligations of its subsidiary Sur Inversiones Energéticas under such agreements. In addition, related to the 25% equity interest of Sur Inversiones Energéticas in SESA, on May 30, 2025, and October 27, 2025, the Company granted guarantees in favor of Golar Hilli Corporation for up to US$ 137.5 million and in favor of Golar MKII Corporation for up to US$ 187.5 million, respectively.

35.c) Granted guarantees

Vaca Muerta Sur Project guarantee

On July 8, 2025, our associated VMOS signed an international syndicated loan for US$ 2,000 million to finance the construction of the Vaca Muerta Sur Project. As guarantee for the obligations assumed in this loan, VMOS’s shareholders, including YPF, have granted a fiduciary assignment of their VMOS’s shares as collateral for such financing, which will remain in force until the completion of the Vaca Muerta Sur Project.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the Midstream and Downstream business segment

Updates to the regulatory framework described in Notes 36.b), 36.c.1), 36.c.2) and 36.c.4) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.b.1) Regulatory framework associated with the LPG industry

On July 3, 2025, Decree No. 446/2025 was published modifying the LPG Law, which: (i) confirms the free import of LPG; (ii) removes the authority of the PEN to impose restrictions on prices and commercialization conditions; and (iii) limits the intervention of the SE in the LPG industry to technical and safety aspects.

36.c) Regulations applicable to the LNG and Integrated Gas business segment

Updates to the regulatory framework described in Notes 36.c.1) and 36.c.2) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.c.1) Exports of natural gas and LNG

LNG

On April 21, 2025, SE Resolution No. 157/2025 was published, which approved the declaration of sufficiency of natural gas resources in Argentina that would supply local demand and LNG export projects for 63 years, which must be updated by the SE at least every 5 years.

36.d) Regulations applicable to the New Energies business segment

Updates to the regulatory framework described in Notes 36.c.3), 36.c.5) and 36.c.6) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.d.1) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

ENARGAS, through several resolutions, approved the transition tariff schemes to be applied by Metrogas until the rates resulting from the RQT came into force in accordance with the provisions of Decree No. 55/2023.

On April 30, 2025, ENARGAS Resolution No. 257/2025 was published, which approved: (i) the RQT corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025 - 2030; and (iv) the initial tariff scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, which recognizes a cost for the deferral at a real weighted average cost of the capital employed rate in pesos of 7.64% and establishes that the increase in distribution tariffs for May 2025 applicable to residential users and general service customers will be 3%. The application of the remaining increase derived from the RQT will be completed in the remaining 30 installments, plus the recognition of the cost of the aforementioned deferral.

On June 5, 2025, SE Resolution No. 241/2025 was published, which established that the transportation and distribution tariffs will be adjusted on a monthly basis according to the variations in the indexes established by ENARGAS in the RQT, which correspond to the variation in equal parts of the IPC and the Internal Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the INDEC.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

On June 6, 2025, ENARGAS Resolution No. 363/2025 was published, which approved: (i) the methodology for the monthly adjustment of tariffs; and (ii) the tariff charts to be applied by Metrogas effective as from June 6, 2025.

ENARGAS, through several resolutions, approved the tariff schemes to be applied by Metrogas on a monthly basis within the framework of the RQT in accordance with the provisions of ENARGAS Resolution No. 363/2025.Procedure for the compensation of the lower revenues received by natural gas distributors from their users

On January 31, 2025, SE Resolution No. 24/2025 repealed as from February 1, 2025 MINEM Resolution No. 508-E/2017, which established the procedure to compensate natural gas distributors for lower revenues due to benefits and/or bonuses and higher costs of UNG and unified the compensation mechanisms for lower revenues received as a consequence of the application of incentive programs involving bonuses on the price of natural gas in the PIST. The amounts to be compensated will be deducted from the amounts to be paid by distributors to natural gas producers and will be directly compensated by the SE through the Plan GasAr 2023-2028.

36.d.2) Regulatory framework associated with electric power generation

On July 7, 2025, Decree No. 450/2025 was published, which approves the following amendments to the Regulatory Framework associated with electric power generation: (i) maximum competition and free contracting is guaranteed to generators; (ii) supply contracts will be freely negotiated between the parties; (iii) the figure of “storer” is introduced as the owner of energy storage facilities; (iv) the figure of “free user” is introduced, who, together with large users, may contract independently and for own consumption the energy supply; (v) allows the PEN to authorize generators, distributors and/or large users to build, at their exclusive cost and to satisfy their own needs, a line and/or extension of the transmission grid, which will not provide a public transportation service; and (vi) the extensions of the Argentine Electricity Grid (“SADI”, by its acronym in Spanish) may be of free initiative and at the own risk of whoever executes them.

CAMMESA

The SE, through several complementary notes to SE Resolution No. 21/2025, informed CAMMESA of the “Guidelines for the Standardization of the WEM and its Progressive Adaptation”, which details among others the modifications foreseen for the management of fuels, the determination of prices and the operation of the term market and the spot market, approved by SE Resolution No. 400/2025 and applicable as from November 1, 2025.

36.d.3) Decree No. 55/2023 “Emergency in the National Energy Sector”

On June 2, 2025, Decree No. 370/2025 was published extending the emergency of the national energy sector until July 9, 2026. It also provided for the extension of the intervention of ENRE and ENARGAS until July 9, 2026 or until the constitution, commencement and appointment of the members of the Board of Directors of the National Gas and Electricity Regulatory Agency.

On July 7, 2025, Decree No. 452/2025 was published, establishing the National Gas and Electricity Regulatory Agency and granting a term of 180 days for its commencement of operations.

36.e) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 36.d) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.e.1) Incentive programs for natural gas production

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

The SE, through several resolutions, approves the natural gas prices at the PIST to be passed-through to end-users in connection with current contracts entered into within the framework of the Plan GasAr 2023-2028.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

The SE, through several complementary notes to SE Resolution No. 21/2025, instructed CAMMESA to apply a new order of priority for the dispatch of natural gas and established that the acquisition of said fuel will be carried out through 2 modalities: (i) auctions by CAMMESA for the purchase of spot volumes; and (ii) bids by which generators auction volumes with a maximum reference price based on round 4.2. of the Plan GasAr 2023-2028.

36.f) Investment incentive programs

Updates to the regulatory framework described in Note 36.e) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

Large Investment Incentive Regime (“RIGI”)

As of the date of issuance of these condensed interim consolidated financial statements, the following projects of the Group adhered to the RIGI:

-	LNG Project, through our subsidiary Sur Inversiones Energéticas, for the installation of two floating natural gas liquefaction plants to obtain LNG.
-	Vaca Muerta Sur Project, through our associate VMOS, for the construction of a crude oil transportation infrastructure project.
-	El Quemado solar farm, through our joint venture YPF EE, for the construction of a solar farm for electricity generation.

36.g) Tax regulations

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.f) to the annual consolidated financial statements.

36.h) Custom regulations

Updates to the regulatory framework described in Note 36.g) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

36.h.1) Export duties

Agricultural products

On July 31, 2025, Decree No. 526/2025 was published, which established the permanent reduction in export duties established by Decree No. 38/2025. As from such date, the rates are set at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum.

36.i) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 36.h) to the annual consolidated financial statements for the nine-month period ended September 30, 2025, are described below:

On April 11, 2025, the Argentine Government announced measures to loosen the foreign exchange regime and reinforce the monetary framework. By virtue of this, the BCRA implemented a new foreign exchange regime in which certain restrictions to access the Foreign Exchange Market were eliminated. The following are the main measures: (i) the “crawling peg” adjustment mechanism is eliminated and the dollar exchange rate in the Foreign Exchange Market may fluctuate in a range between 1,000 pesos and 1,400 pesos, whose limits will be increased at a rate of 1% per month; (ii) the “blend” dollar was eliminated (see Note 36.i) “Export Increase Program” section); (iii) certain foreign exchange restrictions to individuals for the purchase of foreign currency were eliminated; (iv) access to the Foreign Exchange Market is allowed without prior approval of the BCRA for the payment of dividends to non-resident shareholders accrued as from fiscal years beginning on or after January 1, 2025; and (v) the terms for the payment of foreign trade transactions are flexibilized, eliminating the schedule established by the BCRA for access to the Foreign Exchange Market without prior approval for the payment of imports of goods with customs entry registration as from December 13, 2023 and of services rendered and/or accrued as from such date.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Export Increase Program

On April 14, 2025, Decree No. 269/2025 repealed the Export Increase Program and as from such date the proceeds from the export of goods and services, pre-export financings, post- export financings and advance payments must be settled 100% through the Foreign Exchange Market within a general term of 20 days.

36.j) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.i) to the annual consolidated financial statements.

36.k) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No 1,057/2024 (“Decree No 1,057/2024”)

During the nine-month period ended September 30, 2025, there were no significant updates to the regulatory framework described in Note 36.j) to the annual consolidated financial statements.

36.l) CNV regulatory framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the CNV Rules, the Company is subject to the provisions of Article 5 c), Chapter II, Title VII of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Article 13, Chapter II, Title VII, of the CNV Rules, as of September 30, 2025, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 752.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV Rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.
-	File S.R.L., located in Panamericana and R.S. Peña - Blanco Encalada - Luján de Cuyo - Province of Mendoza.
-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot No. 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

Additional and/or complementary information

According to the dispositions established in Article 3, item 7, section d), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of unpaid accrued dividends on preferred shares, we inform that the Company has not issued any preferred shares.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

According to the dispositions established in Article 3, item 7, section e), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of the conditions, circumstances and deadlines for the cessation of restrictions to the distribution of unappropriated retained earnings and losses and/or reserves, we inform that the restrictions to the distribution of unappropriated retained earnings and losses and/or reserves are detailed in Note 31 to the annual consolidated financial statements.

In accordance with the limits set forth in Article 31 of the LGS and in accordance with the provisions of Article 6, Chapter III, Title IV of the CNV regulations, we inform those investments in other companies, excluding those with complementary or integrating corporate purpose, do not exceed such limits.

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Article 5, Chapter III, Title IV, of the CNV Rules, the table below discloses the translation effect corresponding to the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares”, which is included within “Other comprehensive income” in the statement of changes in shareholder’s equity:

	For the nine-month periods ended September 30,
	2025	2024
Balance at the beginning of the fiscal year	4,043,221	3,163,700
Other comprehensive income	1,356,985	637,624

Balance at the end of the period	5,400,206	3,801,324

As of September 30, 2025 and 2024, the translation effect corresponding to the “Issuance premiums” account amounts to 879,671 and 619,513, respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

In addition, as of September 30, 2025 and 2024, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (88,043) and (61,628), respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37.BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of September 30, 2025 and December 31, 2024:

	September 30, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	7,391	12,980	3,572	47,837	—	—
Profertil	-	233	32,506	-	34,294	-	-
MEGA	-	-	110,375	-	89	311	2,549
Refinor	-	-	10,308	-	1,385	-	-
OLCLP (1)	-	-	-	-	-	-	-
Sustentator	-	-	54	-	-	-	-
CT Barragán	-	-	1	-	-	-	-
OTA	-	-	4	-	2,546	-	-
OTC	-	-	-	-	-	-	-

	-	7,624	166,228	3,572	86,151	311	2,549

Associates:
CDS	-	-	588	-	-	-	-
YPF Gas	-	2,514	26,012	-	3,106	-	-
Oldelval	214,702	18,370	115	6,248	37,148	-	-
Termap	-	-	-	-	2,872	-	-
GPA	-	-	-	-	2,238	-	-
OTAMERICA	63,613	15,163	128	808	7,405	-	-
Gas Austral	-	-	381	-	11	-	-
VMOS	-	16,633	34,697	-	-	46,849	-

	278,315	52,680	61,921	7,056	52,780	46,849	-

	278,315	60,304	228,149	10,628	138,931	47,160	2,549

	December 31, 2024
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	3,792	3,665	2,766	44,087	-	-
Profertil	-	150	14,498	-	16,773	-	-
MEGA	-	-	51,473	-	862	-	16,099
Refinor	-	-	11,219	-	866	-	-
OLCLP (1)	-	501	5	-	2,801	-	-
Sustentator	-	-	41	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	3	-	2,278	-	-
OTC	-	-	-	-	-	-	-

	-	4,443	80,904	2,766	67,667	-	16,099

Associates:
CDS	-	15	561	-	-	-	-
YPF Gas	-	1,109	20,728	-	1,252	-	-
Oldelval	144,944	4,620	63	4,329	13,136	-	-
Termap	-	-	-	-	2,846	-	-
GPA	-	-	-	-	3,471	-	-
OTAMERICA	19,259	8,030	170	559	4,437	-	-
Gas Austral	-	-	323	-	21	-	-
VMOS	-	17,354	-	-	-	-	-

	164,203	31,128	21,845	4,888	25,163	-	-

	164,203	35,571	102,749	7,654	92,830	-	16,099

(1)	As of June 4, 2025 OLCLP is a subsidiary of YPF, see Note 4 “Acquisition of equity participation of OLCLP” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month periods ended September 30,
	2025			2024
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	21,161	121,408	80	19,495	73,170	305
Profertil	78,572	98,933	-	72,323	87,240	89
MEGA	358,417	1,204	-	261,682	7,692	21
Refinor	63,256	10,283	515	49,242	7,471	833
OLCLP (1)	-	-	-	631	9,228	-
Sustentator	-	-	-	-	-	-
CT Barragán	7	-	-	6	-	-
OTA	33	18,767	-	24	13,131	-
OTC	-	-	-	-	39	-

	521,446	250,595	595	403,403	197,971	1,248

Associates:
CDS	7,870	-	40	140	-	9
YPF Gas	80,315	2,252	63	45,145	2,625	(126)
Oldelval	495	104,048	3	387	42,384	14
Termap	-	18,124	-	-	16,056	-
GPA	-	21,062	-	-	14,915	-
OTAMERICA	3,979	43,927	1	62	21,464	-
Gas Austral	3,081	31	3	2,319	15	-
VMOS	57,963	-	-	-	-	-

	153,703	189,444	110	48,053	97,459	(103)

	675,149	440,039	705	451,456	295,430	1,145

(1)	As of June 4, 2025 OLCLP is a subsidiary of YPF, see Note 4 “Acquisition of equity participation of OLCLP” section.

Additionally, in the normal course of business, and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (14)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		September 30, 2025	December 31, 2024	For the nine-month periods ended September 30,
Client / Suppliers	Ref.			2025	2024
SE	(1) (13)	148,014	20,800	183,849	135,617
SE	(2) (13)	6,729	5,777	6,702	5,094
SE	(3) (13)	167	167	-	-
SE	(4) (13)	2,480	5,259	6,071	16,224
SE	(5) (13)	6,813	6,813	-	-
Secretary of Transport	(6) (13)	68	68	-	3,610
CAMMESA	(7)	100,599	82,315	385,491	318,165
CAMMESA	(8)	(3,847)	(1,979)	(14,400)	(40,500)
ENARSA	(9)	276,199	69,435	341,783	180,067
ENARSA	(10)	(80,558)	(70,561)	(46,010)	(59,431)
Aerolíneas Argentinas S.A.	(11)	40,527	28,307	260,195	219,454
Aerolíneas Argentinas S.A.	(12)	(10)	(13)	(10)	(13)

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 36.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 36.d.2) “Propane Network Agreement” section to the annual consolidated financial statements.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 37 to the annual consolidated financial statements.

(4)

Compensation for the lower income that natural gas distribution service by networks licensed companies receive from their users, see Note 36.c.3) to the annual consolidated financial statements and Note 36.d.1).

(5)	Compensation by Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 37 to the annual consolidated financial statements.
(7)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(8)	Purchases of electrical energy.
(9)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(10)	Purchases of natural gas and crude oil.
(11)	Sales of jet fuel.
(12)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(13)

Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.

(14)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of September 30, 2025, the Group holds Bonds of the Argentine Republic 2029 and 2030, BCRA bonds (BOPREAL, for its acronym in spanish) and bills issued by the National Government identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month periods ended September 30, 2025 and 2024, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 399,153 and 341,503, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of September 30, 2025 and December 31, 2024 amounts to 31,319 and 64,886, respectively. See Note 37 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month periods ended September 30,
	2025		2024
Short-term benefits (1)	25,334		19,112
Share-based benefits (3)	(1,550)		6,379
Post-retirement benefits	790		529
Termination benefits	4,739		-

	29,313	(2)	26,020	(2)

(1)	Does not include social security contributions of 5,864 and 4,323 for the nine-month periods ended September 30, 2025 and 2024, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to US$ 26 million and US$ 28 million for the nine-month periods ended September 30, 2025 and 2024, respectively.

(3)	Include Value Generation Plan, see Note 38 and Note 38 to the annual consolidated financial statements.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 38 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 3,801 and 2,890 for the nine-month periods ended September 30, 2025 and 2024, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 181,584 and 152,788 for the nine-month periods ended September 30, 2025 and 2024, respectively.

Share-based benefit plans

As of September 30, 2025, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 10.87 per PSARs. The amount charged to expense in relation with Value Generation Plan was a recovery of 9,582 due to changes in the fair value estimate of the option and a loss of 6,762 for the nine-month periods ended September 30, 2025 and 2024, respectively. As of December 31, 2024, weighted average fair value was US$ 28.6 per PSARs.

The amount charged to expense in relation with the remaining share-based benefit plans was 10,341 and 4,119 to be settled in equity instruments, for the nine-month periods ended September 30, 2025 and 2024, respectively, and 1,583 and 8,395 to be settled in cash, for the nine-month periods ended September 30, 2025 and 2024, respectively.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2025				December 31, 2024
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	479		1,371.00	657,090	176		1,029.00	181,133
Bolivian peso	35		196.98	6,878	21		147.84	3,092

Total non-current assets				663,968				184,225

Current assets
Other receivables
U.S. dollar	240		1,371.00	329,408	226		1,029.00	232,470
Euro	1		1,608.59	1,180	-	(2)	1,068.62	296
Yen	428		9.27	3,967	-		-	-
Swiss franc	2		1,722.52	2,626	-	(2)	1,136.43	341
Chilean peso	9,687		1.42	13,755	10,305		1.00	10,305
Trade receivables
U.S. dollar	701		1,371.00	961,157	638		1,029.00	656,575
Euro	-	(2)	1,608.59	109	-	(2)	1,068.62	63
Chilean peso	4,844		1.42	6,878	6,183		1.00	6,183
Investments in financial assets
U.S. dollar	192		1,371.00	262,747	368		1,029.00	378,605
Cash and cash equivalents
U.S. dollar	321		1,371.00	439,799	524		1,029.00	538,683
Euro	-	(2)	1,608.59	2	-		-	-
Chilean peso	1,937		1.42	2,751	11,336		1.00	11,336

Total current assets				2,024,379				1,834,857

Total assets				2,688,347				2,019,082

Non-current liabilities
Provisions
U.S. dollar	1,054		1,380.00	1,454,893	998		1,032.00	1,029,971
Contract liabilities
U.S. dollar	166		1,380.00	228,484	113		1,032.00	116,883
Salaries and social security
U.S. dollar	26		1,380.00	35,259	33		1,032.00	33,758
Lease liabilities
U.S. dollar	313		1,380.00	431,251	406		1,032.00	418,510
Loans
U.S. dollar	7,863		1,380.00	10,851,550	7,007		1,032.00	7,231,155
Other liabilities
U.S. dollar	433		1,380.00	597,410	74		1,032.00	76,561
Accounts payable
U.S. dollar	13		1,380.00	18,415	5		1,032.00	4,701

Total non-current liabilities				13,617,262				8,911,539

Current liabilities
Liabilities directly associated with assets held for sale
U.S. dollar	911		1,380.00	1,257,387	2,133		1,032.00	2,201,617
Provisions
U.S. dollar	133		1,380.00	183,114	115		1,032.00	119,023
Contract liabilities
U.S. dollar	14		1,380.00	19,040	10		1,032.00	10,093
Salaries and social security
U.S. dollar	81		1,380.00	111,727	53		1,032.00	54,380
Chilean peso	-		-	-	1,031		1.00	1,031
Lease liabilities
U.S. dollar	310		1,380.00	427,133	369		1,032.00	381,134
Loans
U.S. dollar	2,572		1,380.00	3,548,918	1,865		1,032.00	1,924,774
Other liabilities
U.S. dollar	281		1,380.00	387,639	141		1,032.00	145,936
Accounts payable
U.S. dollar	1,119		1,380.00	1,544,894	1,301		1,032.00	1,342,952
Euro	19		1,622.60	30,376	12		1,074.31	12,992
Pound sterling	-	(2)	1,850.88	192	-	(2)	1,293.79	302
Yen	139		9.35	1,296	6		6.58	39
Swiss franc	-	(2)	1,736.16	321	-	(2)	1,141.31	11
Yuan	2		197.79	381	2		144.43	278
Chilean peso	-	(2)	258.64	72	-		-	-
Brazilian Real	1,937		1.42	2,751	2,061		1.00	2,061

Total current liabilities				7,515,241				6,196,623

Total liabilities				21,132,503				15,108,162

(1)  Exchange rate as of September 30, 2025 and December 31, 2024 according to the BNA.

(2)  Registered value less than 1.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, or as otherwise indicated)

40.	SUBSEQUENT EVENTS

Issuance of NO

On October 8, 2025, the Company issued in the local market Class XLI NO denominated and payable in U.S. dollars for a nominal amount of US$ 99 million, maturing in January 2027 and quarterly interest payments at a fixed nominal annual rate of 6%.

On November 5, 2025, the Company issued Additional Class XXXI NO for a nominal amount of US$ 500 million at an issue price of US$ 102.07 per US$ 100 of nominal value in the international market. The Additional Class XXXI NO mature in September 2031 and pay semi-annual interest at a fixed nominal annual rate of 8.75%.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of September 30, 2025, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 7, 2025.

HORACIO DANIEL MARÍN President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer